As filed with the Securities and Exchange Commission on December 26, 2007

Registration No. 333-143930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ICAHN ENTERPRISES L.P.
f/k/a
AMERICAN REAL ESTATE PARTNERS, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3398766
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Numbers)

767 Fifth Avenue, Suite 4700
New York, New York 10153
(212) 702-4300

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Keith A. Meister
Principal Executive Officer and Vice Chairman of the Board
767 Fifth Avenue, Suite 4700
New York, New York 10153
(212) 702-4300

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Julie M. Allen, Esq.
Ian B. Blumenstein, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
(212) 969-3000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction 1.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction 1.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 26, 2007

PROSPECTUS

4,525,058 Depositary Units

ICAHN ENTERPRISES L.P.
f/k/a
AMERICAN REAL ESTATE PARTNERS, L.P.

This prospectus relates to the resale of up to 4,525,058 depositary units of Icahn Enterprises L.P., which was formerly known as American Real Estate Partners, L.P., that may be offered and sold from time to time by the selling securityholders named in this prospectus and the persons to whom such selling securityholders may transfer their depositary units. These depositary units are initially issuable upon conversion of Icahn Enterprises L.P.’s Variable Rate Senior Convertible Notes due 2013, or the convertible notes. The convertible notes were issued under the indenture, dated April 5, 2007, by and among Icahn Enterprises L.P., Icahn Enterprises Finance Corp., or IEF, which was formerly known as American Real Estate Finance Corp., Icahn Enterprises Holdings L.P., or IEH, which was formerly known as American Real Estate Holdings Limited Partnership, and Wilmington Trust Company, as Trustee. This prospectus also relates to any additional depositary units issuable upon conversion of the convertible notes in the event of a stock split, stock dividend or similar transaction involving the depositary units of the Registrant.

We will not receive any proceeds from the sale of the depositary units covered by this prospectus.

Our depositary units are listed on the New York Stock Exchange under the new symbol “IEP.”

Investing in our depositary units involves some risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these depositary units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2007

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities. The information in this document may only be accurate on the date of this document.

i

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated herein by reference contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act; Section 27A of the Securities Act of 1933, as amended, or the Securities Act; and pursuant to the Private Securities Litigation Reform Act. These forward-looking statements are not historical facts, but rather are our beliefs and expectations based on our current expectations, estimates, projections, beliefs and assumptions about our company and businesses. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. There statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks include those set forth in the section of this prospectus called “Risk Factors.”

Those risks are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus and the documents incorporated by reference herein are not necessarily all of the important factors that may cause our results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the respective dates of this prospectus and the documents incorporated herein by reference or other dates that are specified in those documents.

OUR COMPANY

Icahn Enterprises L.P., or Icahn Enterprises, which was formerly known as American Real Estate Partners, L.P., is a master limited partnership formed in Delaware on February 17, 1987. We are a diversified holding company owning subsidiaries engaged in the following continuing operating businesses: Investment Management, Metals, Real Estate and Home Fashion.

On April 22, 2007, American Entertainment Properties Corp., or AEP, a wholly owned indirect subsidiary of Icahn Enterprises, entered into a purchase agreement with W2007/ACEP Holdings, LLC, an affiliate of Whitehall Street Real Estate Funds, a series of real estate investment funds affiliated with Goldman, Sachs & Co., or Whitehall Street Real Estate Funds, to sell all of the issued and outstanding membership interests of American Casino & Entertainment Properties, LLC, or ACEP, which comprise our remaining gaming operations. The parties expect to close the transaction by the end of the first quarter of 2008. As a result, our gaming properties are now classified as discontinued operations and thus are not considered a reportable segment of our continuing operations. For the quarter ended September 30, 2007, the three related operating lines of our Real Estate segment were aggregated into one segment, since they were each individually immaterial. On August 8, 2007, we acquired the general partnership interests in the general partners of certain private investment funds managed and controlled by Carl C. Icahn and the general partnership interests in a newly formed management company. In addition, on November 5, 2007, we acquired 100% of the issued and outstanding capital stock of PSC Metals, Inc., a subsidiary of Philip Services Corporation. PSC Metals, Inc. is engaged in transporting, recycling and processing metals. For a further discussion of these and other transactions, please see our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007, filed with the Securities and Exchange Commission, or the SEC, on August 9, 2007 and November 9, 2007, respectively, and our Current Reports on Form 8-K filed with the SEC on December 5, 2007, as each Report is incorporated by reference herein.

Our primary business strategy is to continually evaluate our existing operating businesses with a view to maximizing value for our depositary unitholders. We may also seek to acquire additional businesses that are distressed or in out-of-favor industries and will consider the divestiture of businesses. In addition, we invest our available liquidity in debt and equity securities with a view to enhancing returns as we continue to assess further acquisitions of operating businesses.

Our general partner is Icahn Enterprises G.P. Inc., or IEGP, which was formerly known as American Property Investors, Inc., a Delaware corporation, which is indirectly wholly owned by Carl C. Icahn. We own our businesses and conduct our investment activities through a subsidiary limited partnership, Icahn Enterprises Holdings L.P., or IEH, which was formerly known as American Real Estate Holdings Limited Partnership, in which we own a 99% limited partnership interest, and its subsidiaries. IEGP also acts as the general partner for IEH. IEGP has a 1% general partnership interest in each of us and IEH. As of September 30, 2007, affiliates of Mr. Icahn beneficially owned 64,288,061 units representing Icahn Enterprises limited partner interests, or the depositary units, representing approximately 91.2% of our outstanding depositary units, and 10,304,013 cumulative pay-in-kind redeemable preferred units, representing Icahn Enterprises limited partner interests, or the preferred units, representing approximately 86.5% of our outstanding preferred units.

Our depositary units trade on the New York Stock Exchange under the new symbol “IEP.”

As used in this prospectus, “we,” “us,” “our,” “company” and “Icahn Enterprises” mean Icahn Enterprises L.P., and, unless the context indicates otherwise, include our subsidiaries.

Our principal executive offices are located at 767 Fifth Avenue, Suite 4700, New York, New York 10153. Our phone number is (212) 702-4300. Our website address is http://www.icahnenterprises.com. Information on our website is not part of this prospectus.

ABOUT THIS PROSPECTUS

We are registering for resale by the selling securityholders up to 4,525,058 depositary units issuable upon conversion of the convertible notes, and any additional depositary units issuable upon conversion of the convertible notes in the event of a stock split, stock dividend or similar transaction involving the depositary units of the Registrant. This prospectus is part of a Registration Statement that we filed on behalf of the selling securityholders with the SEC using a “shelf” registration process. Under this shelf process, the selling securityholders may offer, from time to time, depositary units. This prospectus does not contain all of the information included in the Registration Statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus.

We will not receive any of the proceeds from the sale by the selling securityholders of the depositary units. We will bear all fees and expenses incident to our obligation to register the depositary units. We may suspend the use of this prospectus for a period not to exceed 60 days in the aggregate during any 12-month period, in each case, for valid business reasons to be determined in good faith by Icahn Enterprises in its reasonable judgment, including, without limitation, the acquisition or divestiture of assets, pending corporate developments, public filings with the SEC and similar events.

You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” This prospectus incorporates certain important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Investor Relations Department, Icahn Enterprises L.P., 767 Fifth Avenue, Suite 4700, New York, New York 10153; (212) 702-4300. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

CONVERTIBLE NOTES

In April 2007, we issued an aggregate of $600,000,000 of variable rate senior convertible notes due 2013, or the convertible notes, convertible into our depositary units at an initial conversion price of $132.595. Consequently 4,525,058 depositary units, or the registered units, are being registered for resale on the S-3 Registration Statement, of which this prospectus forms a part. The total dollar value of the registered units as of April 4, 2007 (the date on which the purchase agreement relating to the sale of the convertible notes was entered into, or the Sale Date) was $521,739,187, calculated by multiplying the number of registered units by $115.30, the market price of the depositary units on the Sale Date. We intend, and have a reasonable basis to believe that we will have the financial ability, to make all payments required on the convertible notes and underlying securities.

The table below sets forth the dollar amount of the (i) aggregate payments that we have currently made to selling securityholders in the form of (x) cash interest payments and (y) special distributions; and (ii) aggregate payments that we may be required to make to selling securityholders in the form of (a) cash interest payments, (b) special distributions, (c) liquidated damages and (d) a Make-Whole Premium payable following a Fundamental Change (as each term is defined in the indenture governing the convertible notes, or the Indenture).

Payments Made Through Present		Potential Required Payments
Cash Interest Payments(1)	Special Distributions(2)	Cash Interest Payments(3)	Special Distributions(4)	Additional Interest(5)	Make-Whole Premium(6)
$6,833,333.33	$666,000	$8,250,000 per quarter	$222,000 per quarter	$1,980,000 per month	Not presently determinable

(1)	Represents quarterly cash interest payments paid to date by us to holders of the convertible notes. Interest on the convertible notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.
(2)	Represents special distributions paid by us to date to holders of the convertible notes representing payments in the aggregate on each of June 1, 2007, September 7, 2007 and December 3, 2007. Pursuant to §4.07 of the Indenture, if we declare a dividend payable to holders of the depositary units in excess of $0.10 per unit, then we are required to pay a dividend to the holders of the convertible notes equal to such excess. On each of May 4, 2007, August 3, 2007 and November 2, 2007, our board of directors declared a $0.15 per unit dividend on the depositary units, resulting in these special distributions to holders of the convertible notes, which was based upon the number of depositary units into which the convertible notes are convertible.
(3)	Represents cash interest payable on the convertible notes per quarter assuming that cash interest is paid at the rate of 5.5% per annum, the maximum rate payable under the Indenture. Interest on the convertible notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.
(4)	See Note 2 above. Represents a special distribution payable by us to the holders of the convertible notes per quarter, assuming that we continue to pay a dividend to the holders of depositary units equal to $0.15 per unit per quarter. We currently contemplate maintaining a quarterly dividend at this level. However, this special distribution payable to the holders of the convertible notes would proportionally be decreased or increased to the extent that we decreased or increased the quarterly dividend paid to holders of the depositary units.
(5)	Represents additional interest we would be obligated to pay per month to holders in the aggregate in the event of a Registration Default (as defined in the registration rights agreement dated April 4, 2007, to which we are a party). Pursuant to the registration rights agreement, we are required to pay additional interest in an amount equal to 0.33% per $1,000 principal amount of convertible notes, or an aggregate of $1,980,000, for each month that a Registration Default continues up to a maximum of $24,000,000 in the aggregate. We do not currently anticipate that we will be required to pay any additional interest on the convertible notes.
(6)	Pursuant to §15.01(a) of the Indenture, if a holder of convertible notes converts its convertible notes into depositary units during a specified period following the announcement of a Fundamental Change (as defined in the Indenture to include certain changes in control of the company or the failure of the depositary units to be listed for trading on an Eligible Market (as defined in the Indenture)), we will be required to pay a Make-Whole Premium, in the form of additional depositary units, to such holder. The amount of such Make-Whole Premium would be determined as set forth in §15.01 of the Indenture and is a function of the effective date of such Fundamental Change and the price per depositary unit in the transaction constituting such Fundamental Change.

The net proceeds to us from the sale of the convertible notes were $600,000,000, less $275,000 of legal fees paid by us on behalf of the initial purchasers of the convertible notes, resulting in net proceeds of $599,725,000 (before deducting expenses, comprised principally of legal and accounting fees, incurred by us). It is anticipated that the total payments to holders of the convertible notes in the year following the sale of the convertible notes will not exceed $56.508 per $1,000 convertible note, or $33.9 million in the aggregate, representing cash interest payments at an assumed annual rate of 5.5% (the maximum rate payable under the Indenture governing the convertible notes) and special distributions of $0.377 per convertible note per quarter. Actual payments are expected to be lower due to lower interest rates; however, although not currently anticipated, actual payments could be higher as a result of (a) payments of additional interest as a result of a Registration Default, (b) payments of additional special distributions as a result of the payment of dividends on the depositary units in excess of $0.15 per unit per quarter or (c) the payment of a Make-Whole Premium following a Fundamental Change. The total maximum possible profit realizable by holders upon conversion of the convertible notes is $46,608,097. Please refer to our tabular disclosure presented below.

Pursuant to the Indenture, we are obligated to make cash interest payments on the convertible notes at a floating rate, with a maximum interest rate of 5.5%. All interest payments by us are payable solely in cash and we do not have a “payment-in-kind” option. Therefore, the total possible number of depositary units underlying the convertible notes is the 4,525,058 depositary units being registered in the S-3 Registration Statement of which this prospectus forms a part (subject to adjustment as discussed below).

Pursuant to §12.11(a) of the Indenture, if we complete an underwritten Public Offering (as defined in the Indenture) of depositary units at a price per unit that is less than $115.30, then the conversion price of the convertible notes will be reduced to an amount equal to 115% of such offering price. In addition, if no offering occurs within 18 months of the initial sale of the convertible notes, the conversion price will be adjusted (downward but not upward) so that it equals 115% of the dollar volume-weighted average price, or VWAP (as defined in the Indenture), per depositary unit for the 30 Trading Days (as defined in the Indenture) ending on October 5, 2008. In each case, the conversion price of the convertible notes cannot be adjusted to less than $105.00. Adjustment of the conversion price to $105.00 (the lowest permissible level) pursuant to either of these events would represent a maximum potential profit of $10.30 per depositary unit, or $46.6 million in the aggregate, to holders of the convertible notes compared to the $115.30 market price of the depositary units on the Sale Date. The Indenture also includes other “anti-dilution” adjustments that are customary for convertible notes.

The table below sets forth the net proceeds to us from the sale of the convertible notes and the total possible profit realized by the holders of the convertible notes upon conversion of the convertible notes.

Gross proceeds from sale of convertible notes	$600,000,000
Less:
Reimbursement of legal fees of initial purchasers	275,000
Cash interest(1)	198,000,000
Special distributions(2)	5,430,069
Additional interest(3)	24,000,000
Make-Whole Premium(4)	—
Assumed net proceeds to the company	$372,294,931
Total maximum possible profit realizable by holders upon conversion of the convertible notes(5)	$46,608,097

(1)	Assumes cash interest is paid at the rate of 5.5% per annum, the maximum rate payable under the Indenture.

(2)	Assumes that we maintain our current dividend rate of $0.15 per depositary unit per quarter. The amount of these special distributions is subject to increase or decrease if we increase or decrease the dividend rate on the depositary units.
(3)	Assumes that we pay additional interest of 4% relating to a Registration Default, the maximum amount payable under the registration rights agreement.
(4)	As discussed above, the amount of any Make-Whole Premium is not currently determinable.
(5)	Assumes that the conversion price of the convertible notes is adjusted to $105.00, the lowest conversion price possible pursuant to §12.11(a) of the Indenture.

Assuming (a) the payment of cash interest on the convertible notes at a rate of 5.5%, the maximum rate payable under the Indenture, (b) the payment of special distributions to holders of the convertible notes as a result of our paying a constant dividend to holders of depositary units of $0.15 per unit per quarter, (c) the payment of 4% of additional interest on the convertible notes relating to a Registration Default, the maximum payable under the registration rights agreement, (d) the payment of no Make-Whole Premiums in connection with a Fundamental Change and (e) an adjustment of the conversion price to $105.00, the lowest possible level pursuant to §12.11(a) of the Indenture, holders of the convertible notes would realize $227,430,069 of combined value, representing 37.9% of the net proceeds to us from the sale of the convertible notes (after deducting the legal fees of the initial purchasers paid by us but before deducting the items described in items (a) – (e) of this paragraph). Spread over the six-year life of the convertible notes, this amount would be the equivalent of a 6.32% annual interest rate on the convertible notes.

RISK FACTORS

Investing in our depositary units involves risks that could affect us and our business as well as the industries in which we operate and invest. Before purchasing our depositary units, you should carefully consider the following risks and the other information in this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference herein. Each of the risks described could result in a decrease in the value of our depositary units and your investment in them.

Risks Relating to Our Structure

Our general partner and its control person could exercise their influence over us to your detriment.

Mr. Icahn, through affiliates, currently owns 100% of IEGP, our general partner, and approximately 86.5% of our outstanding preferred units and approximately 91.2% of our depositary units, and, as a result, has the ability to influence many aspects of our operations and affairs, including the timing and amount of any distribution to unitholders. IEGP also is the general partner of IEH.

The interests of Mr. Icahn, including his interests in entities in which he and we have invested or may invest in the future, may differ from your interests as a unitholder and, as such, he may take actions that may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, Mr. Icahn’s interests might conflict with your interests.

In addition, if Mr. Icahn were to sell, or otherwise transfer, some or all of his interests in us to an unrelated party or group, a change of control could be deemed to have occurred under the terms of the indentures governing certain of our notes, including the indenture governing the convertible notes, which would require us to offer to repurchase all such outstanding notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. In the case of the convertible notes, we also would be obligated to make a “make whole” payment in the form of additional depositary units to any holder of convertible notes who converts such notes following a change of control. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of such notes.

We have engaged, and in the future may engage, in transactions with our affiliates.

We have invested and may in the future invest in entities in which Mr. Icahn also invests. We also have purchased and may in the future purchase entities or investments from him or his affiliates. Although IEGP has never received fees in connection with our investments, our partnership agreement allows for the payment of these fees. Mr. Icahn may pursue other business opportunities in industries in which we compete and there is no requirement that any additional business opportunities be presented to us. We continuously identify, evaluate and engage in discussions concerning potential investments and acquisitions, including potential investments in and acquisitions of affiliates of Mr. Icahn. There cannot be any assurance that any potential transactions that we consider will be completed.

To service our indebtedness and pay distributions with respect to our depositary units, we will require a significant amount of cash. Our ability to maintain our current cash position or generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, to pay distributions with respect to our depositary units and to fund operations will depend on existing cash balances and our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Our current businesses and businesses that we acquire may not generate sufficient cash to service our debt. In addition, we may not generate sufficient cash flow from operations or investments and future borrowings may not be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Based on our current level of indebtedness, approximately $40 million of indebtedness will come due in the two-year period ending December 31, 2009. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We are a holding company and will depend on the businesses of our subsidiaries to satisfy our obligations.

We are a holding company. In addition to cash and cash equivalents, U.S. government and agency obligations, marketable equity and debt securities and other short-term investments, our assets consist primarily of investments in our subsidiaries. Moreover, if we make significant investments in operating businesses, it is likely that we will reduce the liquid assets at Icahn Enterprises and IEH in order to fund those investments and the ongoing operations of our subsidiaries. Consequently, our cash flow and our ability to meet our debt service obligations and make distributions with respect to depositary units and preferred units may depend on the cash flow of our subsidiaries and the payment of funds to us by our subsidiaries in the form of dividends, distributions, loans or otherwise.

The operating results of our subsidiaries may not be sufficient to make distributions to us. In addition, our subsidiaries are not obligated to make funds available to us, and distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in debt agreements and other agreements to which these subsidiaries may be subject or enter into in the future. The terms of any borrowings of our subsidiaries or other entities in which we own equity may restrict dividends, distributions or loans to us. For example, we have credit facilities for WestPoint International, Inc., or WPI, our majority owned subsidiary, and our real estate development properties that also restrict dividends, distributions and other transactions with us. To the degree any distributions and transfers are impaired or prohibited, our ability to make payments on our debt will be limited.

We or our subsidiaries may be able to incur substantially more debt.

We or our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our 8.125% senior notes due 2012, our 7.125% senior notes due 2013 and our convertible notes due 2013 do not prohibit us or our subsidiaries from doing so. We and IEH may incur additional indebtedness if we comply with certain financial tests contained in the indentures that govern these notes. As of September 30, 2007, based on these tests, we and IEH could have incurred up to approximately $1.2 billion of additional indebtedness. However, our subsidiaries, other than IEH, are not subject to any of the covenants contained in the indentures with respect to our senior notes, including the covenant restricting debt incurrence. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we, and they, now face could intensify.

Our failure to comply with the covenants contained under any of our debt instruments, including the indentures governing our outstanding notes, including our failure as a result of events beyond our control, could result in an event of default which would materially and adversely affect our financial condition.

If there were an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments. It is possible that, if the defaulted debt is accelerated, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments and we cannot assure you that we would be able to refinance or restructure the payments on those debt securities.

The market for our securities may be volatile.

The market for our equity securities may be subject to disruptions that could cause substantial volatility in their prices. Any such disruptions may adversely affect the value of your securities.

Future cash distributions to our unitholders, if any, can be affected by numerous factors.

While we made (or will make) cash distributions with respect to the first quarter of 2007 in the amount of $0.10 per depositary unit, and the second, third and fourth quarters of 2007 in the amount of $0.15 per depositary unit, the payment of future distributions will be determined by the board of directors of our general partner quarterly, based on a review of a number of factors, including those described below and other factors that it deems relevant at the time that declaration of a distribution is considered. Our ability to pay distributions will depend on numerous factors, including the availability of adequate cash flow from operations; the proceeds, if any, from divestitures; our capital requirements and other obligations; restrictions contained in our financing arrangements; and our issuances of additional equity and debt securities. The availability of cash flow in the future depends as well upon events and circumstances outside our control, including prevailing economic and industry conditions and financial, business and similar factors. No assurance can be given that we will be able to make distributions or as to the timing of any distribution. If distributions are made, there can be no assurance that holders of depositary units may not be required to recognize taxable income in excess of cash distributions made in respect of the period in which a distribution is made.

Holders of our depositary units have limited voting rights, and limited rights to participate in our management and control of us.

Our general partner manages and operates Icahn Enterprises. Unlike the holders of common stock in a corporation, holders of our outstanding depositary units have only limited voting rights on matters affecting our business. Holders of depositary units have no right to elect the general partner on an annual or other continuing basis, and our general partner generally may not be removed except pursuant to the vote of the holders of not less than 75% of the outstanding depositary units. In addition, removal of the general partner may result in a default under our debt securities. As a result, holders of depositary units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control of us or influence our activities.

Holders of depositary units may not have limited liability in certain circumstances and may be liable for the return of distributions that cause our liabilities to exceed our assets.

We conduct our businesses through IEH in several states. Maintenance of limited liability will require compliance with legal requirements of those states. We are the sole limited partner of IEH. Limitations on the liability of a limited partner for the obligations of a limited partnership have not clearly been established in several states. If it were determined that IEH has been conducting business in any state without compliance with the applicable limited partnership statute or the possession or exercise of the right by the partnership, as limited partner of IEH, to remove its general partner, to approve certain amendments to the IEH partnership agreement or to take other action pursuant to the IEH partnership agreement constituted “control” of IEH’s business for the purposes of the statutes of any relevant state, Icahn Enterprises and/or unitholders, under certain circumstances, might be held personally liable for IEH’s obligations to the same extent as our general partner. Further, under the laws of certain states, Icahn Enterprises might be liable for the amount of distributions made to Icahn Enterprises by IEH.

Holders of our depositary units may also have to repay Icahn Enterprises amounts wrongfully distributed to them. Under Delaware law, we may not make a distribution to holders of common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

Additionally, under Delaware law an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations, if any, of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him or her at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

We may be subject to the pension liabilities of our affiliates.

Mr. Icahn, through certain affiliates, currently owns 100% of IEGP and approximately 91.2% of our outstanding depositary units and 86.5% of our outstanding preferred units. Applicable pension and tax laws make each member of a “controlled group” of entities, generally defined as entities in which there are at least an 80% common ownership interest, jointly and severally liable for certain pension plan obligations of any member of the controlled group. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, or the PBGC, against the assets of each member of the controlled group.

As a result of the more than 80% ownership interest in us by Mr. Icahn’s affiliates, we and our subsidiaries are subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC, or ACF, is the sponsor of several pension plans which, as of December 31, 2006, were not underfunded on an ongoing actuarial basis but would be underfunded by approximately $87.2 million if those plans were terminated, as most recently reported by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in promised benefits, investment returns and the assumptions used to calculate the liability. As members of the controlled group, we would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans. In addition, other entities now or in the future within the controlled group that includes us may have pension plan obligations that are, or may become, underfunded and we would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of such plans.

The current underfunded status of the ACF pension plans requires ACF to notify the PBGC of certain “reportable events,” such as if we cease to be a member of the ACF controlled group, or if we make certain extraordinary dividends or stock redemptions. The obligation to report could cause us to seek to delay or reconsider the occurrence of such reportable events.

Starfire Holding Corporation, or Starfire, which is 100% owned by Mr. Icahn, has undertaken to indemnify us and our subsidiaries from losses resulting from any imposition of certain pension funding or termination liabilities that may be imposed on us and our subsidiaries or our assets as a result of being a member of the Icahn controlled group. The Starfire indemnity (which does not extend to pension liabilities of our subsidiaries that would be imposed on us as a result of our interest in these subsidiaries and not as a result of Mr. Icahn’s and his affiliates’ more than 80% ownership interest in us) provides, among other things, that so long as such contingent liabilities exist and could be imposed on us, Starfire will not make any distributions to its stockholders that would reduce its net worth to below $250.0 million. Nonetheless, Starfire may not be able to fund its indemnification obligations to us.

We are subject to the risk of possibly becoming an investment company.

Because we are a holding company and a significant portion of our assets may, from time to time, consist of investments in companies in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940, as amended, or the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

In order not to become an investment company required to register under the Investment Company Act, we monitor the value of our investments and structure transactions with an eye toward the Investment Company Act. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings or adverse developments with respect to our ownership of certain of our subsidiaries, such as our potential loss of control of WPI, could result in our inadvertently becoming an investment company.

If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

We may become taxable as a corporation.

We believe that we have been and are properly treated as a partnership for federal income tax purposes. This allows us to pass through our income and deductions to our partners. However, the Internal Revenue Service, or IRS, could challenge our partnership status and we could fail to qualify as a partnership for past years as well as future years. Qualification as a partnership involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended. For example, a publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is “qualifying” income, which includes interest, dividends, oil and gas revenues, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. We believe that in all prior years of our existence at least 90% of our gross income was qualifying income and we intend to structure our business in a manner such that at least 90% of our gross income will constitute qualifying income this year and in the future. However, there can be no assurance that such structuring will be effective in all events to avoid the receipt of more than 10% of non-qualifying income. If less than 90% of our gross income constitutes qualifying income, we may be subject to corporate tax on our net income, at a federal rate of up to 35% plus possible state taxes. Further, if less than 90% of our gross income constituted qualifying income for past years, we may be subject to corporate-level tax plus interest and possibly penalties. In addition, if we register under the Investment Company Act, it is likely that we would be treated as a corporation for U.S. federal income tax purposes. The cost of paying federal and possibly state income tax, either for past years or going forward, could be a significant liability and would reduce our funds available to make distributions to holders of units, and to make interest and principal payments on our debt securities. To meet the qualifying income test, we may structure transactions in a manner that is less advantageous than if this were not a consideration, or we may avoid otherwise economically desirable transactions.

Legislation has been introduced into Congress which, if enacted, could have a material and adverse effect on us. These proposals include legislation which would tax publicly traded partnerships engaged in the asset management business, such as us, as corporations. Other proposals would treat the income from carried interests, when recognized for tax purposes, as ordinary income and as not qualifying as investment income for purposes of the 90% investment income test that publicly traded partnerships must meet to be classified as partnerships. It is unclear whether such legislation will be enacted. Moreover, it is unclear what specific provisions may be enacted, including what the effective date will be, and accordingly what any such legislation’s impact will be on us. It is possible that if such legislation were enacted we would be treated as an association, taxable as a corporation, which would materially increase our taxes. As an alternative, we might be required to restructure our operations, and possibly dispose of certain businesses, in order to avoid or mitigate the impact of any such legislation.

Holders of depositary units may be required to pay tax on their share of our income even if they did not receive cash distributions from us.

Because we are treated as a partnership for income tax purposes, holders of depositary units are generally required to pay federal income tax, and, in some cases, state or local income tax, on the portion of our taxable income allocated to them, whether or not such income is distributed. Accordingly, it is possible that holders of depositary units may not receive cash distributions from us equal to their share of our taxable income, or even equal to their tax liability on the portion of our income allocated to them.

If we discover significant deficiencies in our internal controls over financial reporting or at any recently acquired entity, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws, which also could affect the market price of our depositary units or our ability to remain listed with the New York Stock Exchange and to comply with covenants contained in the agreements governing our debt instruments.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As of December 31, 2006, we completed remediation of previously reported significant deficiencies in internal controls, as defined under interim standards adopted by the Public Company Accounting Oversight Board, or PCAOB — two at the

holding company and one at a subsidiary. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

To the extent that any material weakness or significant deficiency exists in our or our consolidated subsidiaries’ internal control over financial reporting, such material weakness or significant deficiency may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws, which could affect our ability to remain listed with the New York Stock Exchange and to comply with covenants contained in the agreements governing our debt instruments. Ineffective internal and disclosure controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our depositary units or the rating of our debt.

Since we are a limited partnership, you may not be able to pursue legal claims against us in U.S. federal courts.

We are a limited partnership organized under the laws of the state of Delaware. Under the rules of federal civil procedure, you may not be able to sue us in federal court on claims other than those based solely on federal law, because of lack of complete diversity. Case law applying diversity jurisdiction deems us to have the citizenship of each of our limited partners. Because we are a publicly traded limited partnership, it may not be possible for you to attempt to sue us in a federal court because we have citizenship in all 50 U.S. states and operations in many states. Accordingly, you will be limited to bring any claims in state court. Furthermore, Icahn Enterprises Finance Corp., our corporate co-issuer for our notes, has only nominal assets and no operations. While you may be able to sue the corporate co-issuer in a federal court, you are not likely to be able to realize on any judgment rendered against it.

Certain members of our management team may be involved in other business activities that may involve conflicts of interest.

Certain individual members of our management team may, from time to time, be involved in the management of other businesses, including those owned or controlled by Mr. Icahn and his affiliates. Accordingly, these individuals may focus a portion of their time and attention on managing these other businesses. Conflicts may arise in the future between our interests and the interests of the other entities and business activities in which such individuals are involved.

Risks Related to our Businesses

General

In addition to the following risk factors specific to each of our businesses, all of our businesses are subject to the effects of the following:

•	the continued threat of terrorism;
•	economic downturn;
•	loss of any of our or our subsidiaries’ key personnel;
•	the unavailability, as needed, of additional financing; and
•	the unavailability of insurance at acceptable rates.

Gaming

Our sale of ACEP may not be successfully completed.

On April 22, 2007, AEP entered into a Membership Interest Purchase Agreement with Whitehall Street Real Estate Funds to sell all of the issued and outstanding membership interests of ACEP, which comprise our remaining gaming operations. The transaction is subject to the approval of the Nevada Gaming Commission and the Nevada State Gaming Control Board, as well as customary conditions. The parties expect to close the transaction by the end of the first quarter of 2008; however, we cannot assure you that we will be able to consummate the transaction.

The gaming industry is highly regulated. The gaming authorities and state and municipal licensing authorities have significant control over our operations.

Our properties currently conduct licensed gaming operations in Nevada. Various regulatory authorities, including the Nevada State Gaming Control Board and the Nevada Gaming Commission, require our properties to hold various licenses and registrations, findings of suitability, permits and approvals to engage in gaming operations and to meet requirements of suitability. These gaming authorities also control approval of ownership interests in gaming operations. These gaming authorities may deny, limit, condition, suspend or revoke our gaming licenses, registrations, findings of suitability or the approval of any of our ownership interests in any of our licensed gaming operations, any of which could have a significant adverse effect on our business, financial condition and results of operations, for any cause they may deem reasonable. If we violate gaming laws or regulations that are applicable to us, we may have to pay substantial fines or forfeit assets. If, in the future, we operate or have an ownership interest in casino gaming facilities located outside of Nevada, we would also be subject to the gaming laws and regulations of those other jurisdictions.

The sale of alcoholic beverages at our gaming properties is subject to licensing and regulation by local authorities. Any limitation, condition, suspension or revocation of, or disciplinary action with respect to, any such license would reduce the number of visitors to our casinos to the extent the availability of alcoholic beverages is important to them. Any reduction in our number of visitors will reduce our revenue and cash flow.

Rising operating costs for our gaming properties could have a negative impact on our profitability.

The operating expenses associated with our gaming properties could increase due to some of the following factors:

•	our properties use significant amounts of electricity, natural gas and other forms of energy, and energy price increases may reduce our profitability;
•	our properties use significant amounts of water and a water shortage may adversely affect our operations;
•	some of our employees are covered by collective bargaining agreements and we may incur higher costs or work slow-downs or stoppages due to union activities; and
•	our reliance on slot machine revenues and the concentration of manufacturing of slot machines in certain companies could impose additional costs on us.

We face substantial competition in the gaming industry.

The gaming industry in general, and the markets in which we compete in particular, are highly competitive:

•	we compete with many world-class destination resorts with greater name recognition and different attractions, amenities and entertainment options;
•	we compete with the continued growth of gaming on Native American tribal lands;
•	the existence of legalized gambling in other jurisdictions may reduce the number of visitors to our properties;
•	certain states have legalized, and others may legalize, casino gaming in specific venues, including race tracks and/or in specific areas, including metropolitan areas from which we traditionally attract customers; and
•	our properties also compete, and will in the future compete, with all forms of legalized gambling.

Many of our competitors have greater financial, selling and marketing, technical and other resources than we do. We may not be able to compete effectively with our competitors and we may lose market share, which could reduce our revenue and cash flow.

We cannot guarantee that we will be able to recover our investment made in connection with the acquisition of the Aquarius.

On May 19, 2006, our wholly owned subsidiary, AREP Laughlin Corporation, acquired the Aquarius Casino Resort, or the Aquarius, from affiliates of Harrah’s Operating Company, Inc., or Harrah’s, for approximately $113.6 million, including working capital. Acquisitions generally involve significant risks, including difficulties in the assimilation of the operations, services and corporate culture of the acquired company.

Pursuant to the Membership Interest Purchase Agreement that AEP has entered into with Whitehall Street Real Estate Funds to sell the issued and outstanding membership interests of ACEP, we have agreed to make capital expenditures, including $10.5 million through 2007 to refurbish rooms, upgrade amenities and acquire new gaming equipment for the Aquarius.

There can be no assurance that this acquisition will be profitable or that we will be able to recover our investments either upon the sale of ACEP or, if the sale is not consummated, in our future gaming operations.

Real Estate Operations

Our investment in property development may be more costly than anticipated.

We have invested and expect to continue to invest in unentitled land, undeveloped land and distressed development properties. These properties involve more risk than properties on which development has been completed. Unentitled land may not be approved for development. These investments do not generate any operating revenue, while costs are incurred to obtain government approvals and develop the properties. Construction may not be completed within budget or as scheduled and projected rental levels or sales prices may not be achieved and other unpredictable contingencies beyond our control could occur. We will not be able to recoup any of such costs until such time as these properties, or parcels thereof, are either disposed of or developed into income producing assets.

We may be subject to environmental liability as an owner or operator of development and rental real estate.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances, pollutants and contaminants released on, under, in or from its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such substances. To the extent any such substances are found in or on any property invested in by us, we could be exposed to liability and be required to incur substantial remediation costs. The presence of such substances or the failure to undertake proper remediation may adversely affect the ability to finance, refinance or dispose of such property. We generally conduct a Phase I environmental site assessment on properties in which we are considering investing. A Phase I environmental site assessment involves record review, visual site assessment and personnel interviews, but does not typically include invasive testing procedures such as air, soil or groundwater sampling or other tests performed as part of a Phase II environmental site assessment. Accordingly, there can be no assurance that these assessments will disclose all potential liabilities or that future property uses or conditions or changes in applicable environmental laws and regulations or activities at nearby properties will not result in the creation of environmental liabilities with respect to a property.

Home Fashion Operations

Pending legal proceedings may result in our ownership of WPI’s common stock being reduced to less than 50%. A legal action in Delaware challenges the issuance to us of the preferred stock of WPI. Uncertainties arising from these proceedings may adversely affect WPI’s operations and prospects and the value of our investment in it.

As of September 30, 2007, we owned approximately 67.7% of the outstanding shares of common stock and 100% of the preferred stock of WPI. As a result of a decision of the U.S. District Court for the Southern District of New York reversing certain provisions of the Bankruptcy Court order pursuant to which we acquired our ownership of a majority of the common stock of WPI, the proceedings in the Bankruptcy Court on remand and the proceedings filed in the Court of Chancery in the State of Delaware, our percentage of the outstanding shares of common stock of WPI could be reduced to less than 50% and perhaps substantially less and our ownership of the preferred stock of WPI could also be affected.

If we were to lose control of WPI, it could adversely affect the business and prospects of WPI and the value of our investment in it. In addition, we consolidated the balance sheet of WPI as of September 30, 2007 and WPI’s results of operations for the period from the date of acquisition (August 8, 2005) through September 30, 2007. If we were to own less than 50% of the outstanding common stock or the challenge to our preferred stock ownership is successful, we would have to evaluate whether we should consolidate WPI and if so our financial statements could be materially different than as presented as of September 30, 2007, June 30, 2007, March 31, 2007, December 31, 2006 and December 31, 2005 and for the periods then ended.

WPI acquired its business from its former owners through bankruptcy proceedings. We cannot assure you that it will be able to operate profitably.

WPI acquired the assets of WestPoint Stevens Inc., or WestPoint Stevens, as part of its bankruptcy proceedings. Certain of the issues that contributed to WestPoint Stevens’ filing for bankruptcy, such as intense industry competition, the inability to produce goods at a cost competitive with overseas suppliers, the increasing prevalence of direct sourcing by principal customers and continued incurrence of overhead costs associated with an enterprise larger than the current business can profitably support, continue to exist and may continue to affect WPI’s business operations and financial condition adversely. In addition, during the protracted bankruptcy proceedings of WestPoint Stevens, several of its customers reduced the volume of business done with WestPoint Stevens. We have installed new management to address these issues, but we cannot assure you that new management will be effective.

WPI operated at a loss during 2006 as well as for the nine months ended September 30, 2007, and we expect that WPI will continue to operate at a loss during the remainder of 2007. We cannot assure you that it will be able to operate profitably in the future.

The loss of any of WPI’s large customers could have an adverse effect on WPI’s business.

During 2006 and the nine-month period ended September 30, 2007, WPI’s six largest customers accounted for approximately 50% and 54%, respectively, of its net sales. Other retailers have indicated that they intend to significantly increase their direct sourcing of home fashion products from foreign sources. The loss of any of WPI’s largest accounts, or a material portion of sales to those accounts, would have an adverse effect upon its business, which could be material.

A portion of WPI’s sales are derived from licensed designer brands. The loss of a significant license could have an adverse effect on WPI’s business.

A portion of WPI’s sales is derived from licensed designer brands. The license agreements for WPI’s designer brands generally are for a term of two or three years. Some of the licenses are automatically renewable for additional periods, provided that sales thresholds set forth in the license agreements are met. The loss of a significant license could have an adverse effect upon WPI’s business, which effect could be material. Under certain circumstances, these licenses can be terminated without WPI’s consent due to circumstances beyond WPI’s control.

A shortage of the principal raw materials WPI uses to manufacture its products could force WPI to pay more for those materials and, possibly, cause WPI to increase its prices, which could have an adverse effect on WPI’s operations.

Any shortage in the raw materials WPI uses to manufacture its products could adversely affect its operations. The principal raw materials that WPI uses in the manufacture of its products are cotton of various grades and staple lengths and polyester and nylon in staple and filament form. Since cotton is an agricultural product, its supply and quality are subject to weather patterns, disease and other factors. The price of cotton is also influenced by supply and demand considerations, both domestically and worldwide, and by the cost of polyester. Although WPI has been able to acquire sufficient quantities of cotton for its operations in the past, any shortage in the cotton supply by reason of weather patterns, disease or other factors, or a significant increase in the price of cotton, could adversely affect its operations. The price of man-made fibers, such as polyester and nylon, is influenced by demand, manufacturing capacity and costs, petroleum prices, cotton prices and the cost of polymers used in producing these fibers. In particular, the effect of increased energy prices may have a direct impact upon the cost of dye and chemicals, polyester and other synthetic fibers. Any significant prolonged petrochemical shortages could significantly affect the availability of man-made fibers and could cause a substantial increase in demand for cotton. This could result in decreased availability of cotton and possibly increased prices and could adversely affect WPI’s operations.

The home fashion industry is highly competitive and WPI’s success depends on WPI’s ability to compete effectively in the market.

The home fashion industry is highly competitive. WPI’s future success will, to a large extent, depend on its ability to remain a low-cost producer and to remain competitive. WPI competes with both foreign and domestic companies on, among other factors, the basis of price, quality and customer service. In the home fashion market, WPI competes with many companies. WPI’s future success depends on its ability to remain competitive in the areas of marketing, product development, price, quality, brand names, manufacturing capabilities, distribution and order processing. We cannot assure you of WPI’s ability to compete effectively in any of these areas. Any failure to compete effectively could adversely affect WPI’s sales and, accordingly, its operations. Additionally, the easing of trade restrictions over time has led to growing competition from low priced products imported from Asia and Latin America. The lifting of import quotas in 2005 has accelerated the loss of WPI’s market share. There can be no assurance that the foreign competition will not grow to a level that could have an adverse effect upon WPI’s ability to compete effectively.

WPI intends to increase the percentage of its products that are made overseas. There is no assurance that WPI will be successful in obtaining goods of sufficient quality on a timely basis and on advantageous terms. WPI will be subject to additional risks relating to doing business overseas.

WPI intends to increase the percentage of its products that are made overseas and may face additional risks associated with these efforts. Adverse factors that WPI may encounter include:

•	logistical challenges caused by distance;
•	language and cultural differences;
•	legal and regulatory restrictions;
•	the difficulty of enforcing agreements with overseas suppliers;
•	currency exchange rate fluctuations;
•	political and economic instability; and
•	potential adverse tax consequences.

We intend to close substantially all of our retail stores in our continuing restructuring efforts.

We intend to close substantially all of our retail stores based on a comprehensive evaluation of the stores’ long-term growth prospects and their on-going value to the business. On October 18, 2007, we entered into an agreement to sell the inventory at substantially all of WPI’s retail stores. To improve WPI’s competitive position, WPI intends to continue to restructure its operations to significantly reduce its cost of sales by closing certain plants located in the United States, sourcing goods from lower-cost overseas facilities and, potentially, acquiring manufacturing facilities outside of the United States. There is no assurance that WPI will be successful in its continuing restructuring efforts, the failure of which could adversely impact WPI’s profitability and ability to compete effectively.

There has been consolidation of retailers of WPI’s products that may reduce its profitability.

Retailers of consumer goods have consolidated and become more powerful over time. As buying power has become more concentrated, pricing pressure on vendors has grown. With the ability to buy imported products directly from foreign sources, retailers’ pricing leverage has increased and also allowed for growth in private label brands that displace and compete with WPI proprietary brands. Retailers’ pricing leverage has resulted in a decline in WPI’s unit pricing and margins and resulted in a shift in product mix to more private label programs. If WPI is unable to diminish the decline in its pricing and margins, it may not be able to achieve or maintain profitability.

WPI is subject to various federal, state and local environmental and health and safety laws and regulations. If it does not comply with these regulations, it may incur significant costs in the future to become compliant.

WPI is subject to various federal, state and local laws and regulations governing, among other things, the discharge, storage, handling, usage and disposal of a variety of hazardous and non-hazardous substances and wastes used in, or resulting from, its operations, including potential remediation obligations under those laws and regulations. WPI’s operations are also governed by federal, state and local laws and regulations relating to employee safety and health which, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise, and which regulate chemical, physical and ergonomic hazards in the workplace. Consumer product safety laws, regulations and standards at the federal and state level govern the manufacture and sale of products by WPI. Although WPI does not expect that compliance with any of these laws and regulations will adversely affect its operations, we cannot assure you that regulatory requirements will not become more stringent in the future or that WPI will not incur significant costs to comply with those requirements.

Investment Management

The historical and unaudited pro forma financial information for our investment management operations is not necessarily indicative of the future performance of our investment management operations.

The financial results of our investment management operations are primarily driven by the assets under management, or AUM, and the performance of the Private Funds. As referred to herein, the Private Funds consist of certain private onshore and offshore investment funds and certain feeder funds that invest in the offshore funds. The historical consolidated financial information contained in our Current Report on Form 8-K filed with the SEC on October 24, 2007 (which we refer to as our October Form 8-K) for our investment management operations is not indicative of the future financial results of our investment management operations. In particular, with respect to the historical returns of our investment management operations:

•	in the past few years, the rates of returns of certain of the Private Funds have benefited from favorable market conditions and profitable investment opportunities that may not repeat themselves;
•	the rates of return reflect the historical cost configuration of our investment management operations, which may change in the future due to factors beyond our control, including changes in laws; and
•	future returns may be affected by the risks described elsewhere in this report, including risks of the industries and businesses in which a particular fund invests.

In addition, the unaudited pro forma financial information contained in our October Form 8-K with respect to our investment management operations gives effect to our acquisition of the general partnership interests in the General Partners (as defined below) of the Private Funds and Icahn Capital Management L.P., or New Icahn Management, on August 8, 2007 as if it had occurred on November 1, 2004 for statements of operations purposes and June 30, 2007 for balance sheet purposes. The unaudited pro forma condensed consolidated results do not purport to be indicative of the financial position and results of operations that we will achieve in the future, or that we would have obtained if the acquisition of the interests in the Private Funds and New Icahn Management were effective as of the date indicated above. As referred to herein, the term General Partners means collectively Icahn Onshore LP and Icahn Offshore LP.

Poor performance of the Private Funds could cause a decline in our investment management operations revenue, may reduce or eliminate our incentive allocations for one or more periods, and may adversely affect AUM for the Private Funds.

Our revenue from our investment management operations is derived principally from three sources: (1) management fees; (2) incentive allocations, earned based upon the Private Funds’ performance; and (3) gains or losses in our investments in the Private Funds. In the event that one or more of the Private Funds were to perform poorly, our investment management operations revenue could decline. Moreover, in the event that the performance of one or more Private Funds is negative, our investment management operations revenue could decline and we may not receive any incentive allocation. Furthermore, if a Private Fund has net losses (from net realized and unrealized losses), such losses will be carried forward and incentive allocations will not be earned until such losses are recovered. Moreover, we could experience losses on our investments of our own principal as a result of any such poor performance of the Private Funds. Poor performance could make it more difficult for the Private Funds to raise new capital. Poor performance may cause existing investors in the Private Funds to redeem their investments in the Private Funds. Investors and potential investors in the Private Funds continually assess the Private Funds’ performance. The ability of the Private Funds to raise capital, and the avoidance of excessive redemption levels, will depend on the Private Funds’ continued performance at a level that is satisfactory to investors and potential investors in the Private Funds.

Successful execution of the Private Funds’ investment strategy involves many risks, certain of which are outside of our control.

The success of the Private Funds' investment strategy may require, among other things: (i) that the Investment Management and GP Entities (as defined below) properly identify companies whose securities prices can be improved through corporate and/or strategic action; (ii) that the Private Funds acquire sufficient securities of such companies at a sufficiently attractive price; (iii) that the Private Funds avoid triggering anti-takeover and regulatory obstacles while aggregating their positions; (iv) that management of portfolio companies and other security holders respond positively to our proposals and (v) that the market price of a portfolio company's securities increases in response to any actions taken by the portfolio company. We can not assure you that any of the foregoing will succeed.

Our investment management operations are materially affected by conditions in the global markets and economic conditions throughout the world. The global market and economic climate may deteriorate because of many factors beyond the control of the Investment Management and GP Entities, including rising interest rates or inflation, terrorism or political uncertainty. In the event of a market downturn, the Private Funds could be affected in different ways. Furthermore, while difficult market conditions may increase opportunities to make certain distressed asset investments, such conditions may also increase the risk of default with respect to investments held by the Private Funds that have significant debt investments. As referred to herein, the term Investment Management and GP Entities means either Icahn Management LP (for the period prior to the acquisition of the general partnership interests on August 8, 2007) or New Icahn Management (for the period subsequent to the acquisition of the general partnership interests on August 8, 2007) and, in either case, the General Partners.

The Private Funds may fail to realize any profits from their investment activities for a considerable period of time and we may lose some or all of the principal amount we invest in the Private Funds. This risk may be magnified due to concentration of investments and investments in undervalued securities.

Our investment management operations revenue depends on the investments made by the Private Funds. Certain investment positions in which each Private Fund may have an interest will be illiquid. The Private Funds may own restricted or non-publicly traded securities and securities traded on foreign exchanges. These investments could prevent a Private Fund from liquidating unfavorable positions promptly and subject the Private Fund to substantial losses.

At any given time, a Private Fund’s assets may become highly concentrated within a particular company, industry, asset category, trading style or financial or economic market. In that event, the Private Fund’s portfolio will be more susceptible to fluctuations in value resulting from adverse economic conditions affecting the performance of that particular company, industry, asset category, trading style or economic market than a less concentrated portfolio would be. As a result, the Private Fund’s investment portfolio could become concentrated and its aggregate return may be volatile and may be affected substantially by the performance of only one or a few holdings.

The Private Funds seek to invest in securities that are undervalued. The identification of investment opportunities in undervalued securities is a difficult task, and there are no assurances that such opportunities will be successfully recognized or acquired. While investments in undervalued securities offer the opportunity for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial losses. Returns generated from the Private Funds’ investments may not adequately compensate for the business and financial risks assumed.

From time to time, each Private Fund may invest in bonds or other fixed income securities, such as commercial paper and “higher yielding” (and, therefore, higher risk) debt securities. It is likely that a major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

For reasons not necessarily attributable to any of the risks set forth in this prospectus (for example, supply/demand imbalances or other market forces), the prices of the securities in which the Private Funds invest may decline substantially. In particular, purchasing assets at what may appear to be “undervalued” levels is no guarantee that these assets will not be trading at even more “undervalued” levels at a time of valuation or at the time of sale.

The use of leverage in investments by the Private Funds poses a significant degree of risk and enhances the possibility of significant loss in the value of the investments in the Private Funds.

Each Private Fund may leverage its capital if its general partner believes that the use of leverage may enable the Private Fund to achieve a higher rate of return. Accordingly, a Private Fund may pledge its securities in order to borrow additional funds for investment purposes. Each Private Fund may also leverage its investment return with options, short sales, swaps, forwards and other derivative instruments. The amount of borrowings that each Private Fund may have outstanding at any time may be substantial in relation to its capital.

While leverage may present opportunities for increasing a Private Fund’s total return, leverage may increase losses as well. Accordingly, any event that adversely affects the value of an investment by a Private Fund would be magnified to the extent such fund is leveraged. The cumulative effect of the use of leverage by each Private Fund in a market that moves adversely to the Private Fund’s investments could result in a substantial loss to the Private Fund that would be greater than if the Private Fund was not leveraged.

In general, the use of short-term margin borrowings results in certain additional risks to the Private Funds. For example, should the securities pledged to brokers to secure any Private Fund’s margin accounts decline in value, the Private Fund could be subject to a “margin call,” pursuant to which it must either deposit additional funds or securities with the broker, or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden drop in the value of any of the Private Fund’s assets, the Private Fund might not be able to liquidate assets quickly enough to satisfy its margin requirements.

Any of the Private Funds may enter into repurchase and reverse repurchase agreements. When a Private Fund enters into a repurchase agreement, it “sells” securities issued by the U.S. or a non-U.S. government, or agencies thereof, to a broker-dealer or financial institution, and agrees to repurchase such securities for the price paid by the broker-dealer or financial institution, plus interest at a negotiated rate. In a reverse repurchase transaction, the Private Fund “buys” securities issued by the U.S. or a non-U.S. government, or agencies thereof, from a broker-dealer or financial institution, subject to the obligation of the broker-dealer or financial institution to repurchase such securities at the price paid by the Private Fund, plus interest at a negotiated rate. The use of repurchase and reverse repurchase agreements by any of the Private Funds involves certain risks. For example, if the seller of securities to a Private Fund under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Private Fund will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Private Fund’s ability to dispose of the underlying securities may be restricted. Finally, if a seller defaults on its obligation to repurchase securities under a reverse repurchase agreement, the Private Fund may suffer a loss to the extent it is forced to liquidate its position in the market, and proceeds from the sale of the underlying securities are less than the repurchase price agreed to by the defaulting seller.

The financing used by each Private Fund to leverage its portfolio will be extended by securities brokers and dealers in the marketplace in which the Private Fund invests. While the Private Fund will attempt to negotiate the terms of these financing arrangements with such brokers and dealers, its ability to do so will be limited. The Private Fund is therefore subject to changes in the value that the broker-dealer ascribes to a given security or position, the amount of margin required to support such security or position, the borrowing rate to finance such security or position and/or such broker-dealer’s willingness to continue to provide any such credit to the Private Fund. Because each Private Fund currently has no alternative credit facility which could be used to finance its portfolio in the absence of financing from broker-dealers, it could be forced to liquidate its portfolio on short notice to meet its financing obligations. The forced liquidation of all or a portion of the Private Fund’s portfolios at distressed prices could result in significant losses to the Private Fund.

The possibility of increased regulatory focus could result in additional burdens on our investment management operations. Changes in tax law could adversely affect us.

As a result of recent highly publicized financial scandals, investors have exhibited concerns over the integrity of the U.S. financial markets, and the regulatory environment in which our investment management business operates is subject to further regulation in addition to the rules already promulgated. In particular, in recent years, there has been ongoing debate by U.S. and foreign governments regarding new rules and regulations for investment funds. Our investment management operations may be adversely affected by the enactment of new or revised regulations, or changes in the interpretation or enforcement of rules and regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. For example, the SEC may require all hedge fund managers to register under the Investment Advisors Act of 1940, as amended. Such changes could place limitations on the type of investor that can invest in the Private Funds. Further, such changes may limit the scope of investment activities that may be undertaken by the Private Funds’ managers. Any such changes could increase the cost of our investment management operations doing business and/or materially adversely impact its profitability. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. The effect of any future regulatory change on the Private Funds could be substantial and adverse.

In addition, changes in tax law could adversely affect us. Legislation has been introduced in Congress which, if enacted, could have a material and adverse effect on us. Proposals include legislation which would tax publicly traded partnerships engaged in the investment management business, such as us, as corporations. Other proposals would treat the income from carried interests, when recognized for tax purposes, as ordinary income and as not qualifying as investment income for purposes of the 90% investment income test that publicly traded partnerships must meet to be classified as partnerships. It is unclear whether such legislation will be enacted. Moreover, it is unclear what specific provisions may be enacted, including what the effective date will be, and accordingly what any such legislation’s impact will be on us. It is possible that if such legislation were enacted we would be treated as an association, taxable as a corporation, which would materially increase our taxes. As an alternative, we might be required to restructure our operations, and possibly dispose of certain businesses, in order to avoid or mitigate the impact of any such legislation.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality and experience of investment professionals and business reputation. The Private Funds compete for fund investors, investment opportunities and talent with an increasing number of hedge funds, private equity funds, specialized funds, traditional asset managers, commercial banks and other financial institutions.

Several of our competitors have recently raised, or are expected to raise, significant amounts of capital and many of them have similar investment objectives to the Private Funds, which may create additional competition for investment opportunities for the Private Funds and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit. Our competitors may benefit from a lower cost of capital or have higher risk tolerance or different risk assessments, which may allow them to bid more aggressively than us.

The Private Funds may lose investment opportunities in the future if they do not match investment prices, structures and terms offered by competitors. Alternatively, the Private Funds may experience decreased rates of return and increased risks of loss if they match investment price structures and terms offered by competitors. In addition, changes in the global capital markets could diminish the attractiveness of the Private Funds relative to investments in other investment products. This competitive pressure could materially adversely affect the ability of the Investment Management and GP Entities to make successful investments for the Private Funds and reduce the AUM of the Private Funds; either of which would materially adversely impact our investment management operations revenue and earnings.

These and other factors could reduce our investment management operations revenue and earnings and materially adversely affect our investment management operations.

The failure of Mr. Icahn to participate in the management of the Private Funds could have a material adverse effect on the Private Funds and on us.

The success of the Private Funds depends upon the ability of the Investment Management and GP Entities to develop and implement investment strategies that achieve the Private Funds’ investment objectives. Subjective decisions made by employees of the Investment Management and GP Entities may cause the Private Funds to incur losses or to miss profit opportunities on which the Private Funds would otherwise have capitalized. In the event that Mr. Icahn ceases to participate in the management of the Private Funds, the consequences to the Private Funds and our investment in them could be material and adverse and could lead to the premature termination of the Private Funds.

In the event that Mr. Icahn dies, or is unable, by reason of illness or injury, to perform his duties as chief executive officer of the General Partners for 90 consecutive days, or for any reason other than death, illness or injury ceases to perform those duties, the investors in each of the Private Funds will have certain redemption rights. The occurrence of such an event could have a material adverse effect on the revenues and earnings of our investment management business, and the ability of the Private Funds to maintain or grow their AUM. Such redemptions could lead possibly to a liquidation of one or more of the Private Funds and a corresponding elimination of our management fees and potential to earn incentive allocations. The loss of Mr. Icahn could, therefore, ultimately result in a loss of substantially all of the earnings of our investment management business.

The Private Funds make investments in companies we do not control.

Investments by the Private Funds include investments in debt or equity securities of publicly traded companies that we do not control. Such investments may be acquired by a Private Fund through open market trading activities or through purchases of securities from the issuer. These investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Investment Management and GP Entities disagree or that the majority of stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve the best interests of the Private Fund. In addition, a Private Fund may make investments in which it shares control over the investment with co-investors, which may make it more difficult for it to implement its investment approach or exit the investment when it otherwise would. If any of the foregoing were to occur, the values of the investments by the Private Funds could decrease and our investment management operations revenues could suffer as a result.

The ability to hedge investments successfully is subject to numerous risks.

Although the Investment Management and GP Entities have not generally hedged investments against market risk, the Private Funds may utilize financial instruments, both for investment purposes and for risk management purposes in order to (i) protect against possible changes in the market value of a Private Fund’s investment portfolios resulting from fluctuations in the securities markets and changes in interest rates; (ii) protect a Private Fund’s unrealized gains in the value of the their investment portfolios; (iii) facilitate the sale of any such investments; (iv) enhance or preserve returns, spreads or gains on any investment in the Private Fund’s portfolio; (v) hedge the interest rate or currency exchange rate on any of the Private Fund's liabilities or assets; (vi) protect against any increase in the price of any securities the Investment Management and GP Entities anticipate purchasing at a later date; or (vii) for any other reason that the Investment Management and GP Entities deem appropriate.

The success of any hedging activities will depend, in part, upon the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the portfolio investments being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the our investment management operations’ hedging strategy will also be subject to the ability of the Investment Management and GP Entities to continually recalculate, readjust and execute hedges in an efficient and timely manner. While a Private Fund may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Private Fund than if it had not engaged in such hedging transactions. For a variety of reasons, a Private Fund may not seek to establish a perfect correlation between the hedging instruments utilized and the portfolio holdings being hedged. Such an imperfect correlation may prevent the Private Fund from achieving the intended hedge or expose the Private Fund to risk of loss. A Private Fund may not hedge against a particular risk because it does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge, or because the Investment Management and GP Entities do not foresee the occurrence of the risk.

We are subject to third-party litigation risks attributable to our investment management operations that could result in significant liabilities, which could adversely affect our results of operations, financial condition and liquidity.

Some of the tactics that the Private Funds may use involve litigation. The Private Funds could be a party to lawsuits they initiate or are initiated by a company in which the Private Funds invest, other shareholders, or state and federal governmental bodies. There can be no assurance that litigation, once begun, would be resolved in favor of the Private Funds.

In addition, we will be exposed to risk of litigation by a Private Fund’s investors if the Investment Management and GP Entities’ management of the Private Fund is alleged to constitute gross negligence, willful misconduct or dishonesty or breach of contract or organizational documents. Further, the Private Fund may be subject to third-party litigation arising from investors’ dissatisfaction with the performance of the Private Fund or based on claims that it improperly exercised control or influence over portfolio investments. The Private Funds and the Investment Management and GP Entities may also be exposed to the risk of litigation or investigation by investors or regulators relating to transactions which presented conflicts of interest that were not properly addressed. In such actions, we would be obligated to bear legal, settlement and other costs (which may exceed our available insurance coverage). In addition, our rights to indemnification from the applicable Private Funds may be challenged.

Certain of the Private Funds are incorporated or formed under the laws of the Cayman Islands. Cayman Islands laws, particularly with respect to shareholder rights, partner rights and bankruptcy, may differ from the laws of the United States and could change possibly to the detriment of the applicable Private Fund.

The Private Funds may invest in companies that are based outside of the United States, which may expose the Private Funds to additional risks not typically associated with investing in companies that are based in the United States.

Investments in securities of non-U.S. issuers (including non-U.S. governments) and securities denominated or whose prices are quoted in non-U.S. currencies pose, to the extent not hedged, currency exchange risks (including blockage, devaluation and non-exchangeability), as well as a range of other potential risks, which could include expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, political or social instability, illiquidity, price volatility and market manipulation. In addition, less information may be available regarding securities of non-U.S. issuers, and non-U.S. issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to, or as uniform as, those of U.S. issuers. Transaction costs of investing in non-U.S. securities markets are generally higher than in the United States. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the United States. The Private Funds may have greater difficulty taking appropriate legal action in non-U.S. courts. Non-U.S. markets also have different clearance and settlement procedures which in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect the Private Funds’ performance. Investments in Non-U.S. market may result in imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities. There can be no assurance that adverse developments with respect to such risks will not materially adversely affect the Private Funds’ investments that are held in certain countries or the returns from these investments.

The Private Funds’ investments are subject to numerous additional risks.

•	Generally, there are few limitations on the execution of the Private Funds’ investment strategies, which are subject to the sole discretion of the Investment Management and GP Entities.
•	The Private Funds may engage in short-selling, which is subject to the theoretically unlimited risk of loss because there is no limit on how much the price of a security may appreciate before the short position is closed out. The Private Funds may be subject to losses if a security lender demands return of the lent securities and an alternative lending source cannot be found or if the Private Funds are otherwise unable to borrow securities that are necessary to hedge its positions.
•	The Private Funds may effect transactions through “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. This exposes the Private Funds to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Private Fund to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where a Private Fund has concentrated its transactions with a single or small group of its counterparties. The Private Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of the Private Funds transactions with one counterparty. Moreover, Private Funds have no internal credit function which evaluates the creditworthiness of their counterparties. The ability of the Private Funds to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Private Funds.
•	Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by other institutions. This systemic risk may materially adversely affect the financial intermediaries (such as prime brokers, clearing agencies, clearing houses, banks, securities firms and exchanges) with which the Private Funds interact on a daily basis.
•	The efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. The Private Funds’ trading orders may not be executed in a timely and efficient manner due to various circumstances, including systems failures or human error. In such event, the Private Funds might only be able to acquire some but not all of the components of the position, or if the overall positions were to need adjustment, the Private Funds might not be able to make such adjustment. As a result, the Private Funds would not be able to achieve the market position selected by the Investment Management and GP Entities and might incur a loss in liquidating their position.

Metals Operations

The principal markets served by our scrap metals operations are highly competitive. We may have difficulty competing with companies that have a lower cost structure than ours.

Our scrap metals business operates in a highly competitive environment. We primarily provide services to industrial companies. Many other companies offer the same or similar services and compete with our metals business on a number of bases including, but not limited to: (i) price; (ii) quality of service; (iii) proximity to the consumer; (iv) proximity to sources of supply; (v) local or regional presence; (vi) technology; (vii) safety performance and (viii) financial strength. Many of these competitors have greater financial resources than we do either nationally or in the particular locale in which they operate. In addition, some of these competitors are larger and have more diverse businesses than we do. Some of our foreign competitors may be able to pursue business opportunities without regard for the laws and regulations with which we must comply, such as environmental regulations. These companies may have a lower cost structure, more operating flexibility and consequently they may be able to offer better prices and more services than we can. We cannot assure you that we will be able to compete successfully with these companies. In addition to larger companies, we compete with many smaller competitors operating locally in this highly fragmented market. Some of the companies may have lower operating costs and may be able to compete more effectively on price.

Prices of commodities are volatile and markets are competitive.

We are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, can be volatile due to numerous factors beyond our control, including:

•	general economic conditions;
•	labor costs;
•	competition;
•	financial condition of our major customers;
•	access and costs associated with transportation systems;
•	the availability of imports;
•	the availability and relative pricing of scrap metal substitutes; and
•	import duties, ocean freight costs, tariffs and currency exchange rates.

In an increasing price environment for raw materials, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment for processed scrap, we may not have the ability to fully recoup the cost of raw scrap metal we process and sell to our customers. New entrants into our markets could result in higher purchase prices for raw materials and lower margins from our scrap metals. Prices in the scrap metal industry are established and adjusted monthly by the major steel producers. The price of ferrous scrap is a significant factor influencing the profitability of the scrap metals industry.

Increases in steel imports could adversely affect the demand for scrap metals domestically.

Our scrap metals operations may be adversely affected by increases in steel imports into the United States, which will have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals domestically. Additionally, our scrap metals business could be negatively affected by strengthening in the U.S. dollar or increased freight costs which could negatively impact export sales and a stronger U.S. dollar could also attract imports of scrap or scrap substitutes, reducing demand for our scrap metals.

A significant increase in the use of scrap metals alternatives by consumers of processed scrap metals could reduce demand for our products.

During periods of high demand for scrap metals, tightness can develop in the supply and demand for ferrous scrap. The relative scarcity of ferrous scrap, particularly prime or industrial grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets and others. Although these alternatives have not been a major factor in the industry to date, we cannot assure you that the use of alternatives to scrap metals may not proliferate in the future if the prices for scrap metals rise, if the supplies of available unprepared ferrous scrap tighten, or if costs to import scrap decline precipitously.

The profitability of our scrap recycling operations depends, in part, on the availability of an adequate source of supply.

As part of our scrap metals operations, we procure scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap to wait for higher prices or intentionally slow their scrap collection activities. If a substantial number of scrap suppliers cease selling scrap metals to us, our scrap metals operations could be materially and adversely affected. In addition, a slowdown of industrial production in the United States would reduce the supply of industrial grades of scrap metal to the scrap metals recycling industry, resulting in our metals operations having less scrap to process and market.

Our scrap metals operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of serious injury or death to our employees or other visitors of our scrap metals operations, notwithstanding the safety precautions we take. Our scrap metals operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any death or injury that may occur in the future and these types of incidents may have a material adverse effect on our scrap metals operations.

Our scrap metals operations are subject to stringent regulations, particularly under applicable environmental laws.

We are subject to comprehensive local, state, federal statutory and regulatory environmental requirements relating to, among others:

•	the acceptance, storage, handling and disposal of solid, hazardous and Toxic Substances Control Act waste;
•	the discharge of materials into air;
•	the management and treatment of wastewater and storm water;
•	the remediation of soil and groundwater contamination;
•	the restoration of natural resource damages; and
•	the protection of our employees’ health and safety.

We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give you no assurance, however, that we will continue to be in material compliance or avoid material fines, penalties and expenses associated with compliance issues in the future.

Such laws and regulations also require manifests to be completed and delivered in connection with any shipment of prescribed materials so that the movement and disposal of such materials can be traced and the persons responsible for any mishandling of such materials identified. Regulatory requirements may also be imposed as conditions of operating permits or licenses both initially and upon renewal or modification. As part of our scrap metals business, we must properly remove, handle, recycle or dispose of waste materials or incur liability. Transportation, transfer, storage and disposal of waste is difficult and accidents may occur. These laws and regulations are stringent and are likely to become more stringent. Existing and new laws and regulations may require our scrap metals operations to modify, supplement, replace or curtail its operating methods or to modify or replace facilities or equipment at costs which may be substantial without any corresponding increase in revenues.

Hazardous substances are present in some of the processing, transfer and storage facilities owned by our scrap metal business and landfill facilities used by our scrap metals business. Remediation may be required at these sites at substantial cost. We cannot assure you that the ultimate cost and expense of corrective action will not substantially exceed any reserves and have a material adverse impact on our scrap metals operations.

In addition, governments have from time to time required companies to remediate sites where materials were properly disposed because those governments have instituted higher standards.

We are required to obtain, and must comply with, various permits and licenses to conduct our scrap metals operations. Failure to obtain or violations of any permit or license, if not remedied, could result in our incurring substantial fines, suspension of our scrap metals operations or closure of a site. Further, our scrap metals operations are conducted primarily outdoors and as such, depending on the nature of the ground cover, involve the risk of releases of wastes and other regulated materials to the soil and, possibly, to groundwater. From time to time, as part of our continuous improvement programs, we incur costs to improve environmental control systems.

Our scrap metals operations may be subject to public opposition and adverse publicity that could delay or limit our scrap metals development and expansion.

A high level of public concern exists over industrial by-products recovery operations including the location and operation of transfer, processing, storage and disposal facilities and the collection, processing or handling of industrial by-products and waste materials, particularly hazardous materials. Zoning, permit and licensing applications and proceedings and regulatory enforcement proceedings are all matters open to public scrutiny and comment. As a result, from time to time, our scrap metals operations may be subject to citizen opposition and adverse publicity that may have a negative effect on operations and delay or limit the expansion and developing of operating properties, and could have a material adverse effect on our scrap metals operations.

We may be unable to obtain adequate environmental impairment insurance.

Our scrap metals business is subject to potential liability for personal injuries caused by releases of hazardous substances and for remediation of risks posed by hazardous substances. Consistent with industry trends, we may be unable to obtain an adequate amount of environmental impairment insurance for our scrap metals business at a reasonable premium to cover liability to third persons for environmental damage. Accordingly, if our scrap metals operations were to incur liability for environmental damage either not provided for under such coverage or in excess of such coverage, our scrap metals operations could be materially or adversely affected.

Investments

We may not be able to identify suitable investments, and our investments may not result in favorable returns or may result in losses.

Our partnership agreement allows us to take advantage of investment opportunities we believe exist outside of our operating businesses. The equity securities in which we may invest may include common stock, preferred stock and securities convertible into common stock, as well as warrants to purchase these securities. The debt securities in which we may invest may include bonds, debentures, notes or non-rated mortgage-related securities, municipal obligations, bank debt and mezzanine loans. Certain of these securities may include lower-rated or non-rated securities which may provide the potential for higher yields and therefore may entail higher risk and may include the securities of bankrupt or distressed companies. In addition, we may engage in various investment techniques, including derivatives, options and futures transactions, foreign currency transactions, “short” sales and leveraging for either hedging or other purposes. We may concentrate our activities by owning significant or controlling interest in certain investments. We may not be successful in finding suitable opportunities to invest our cash and our strategy of investing in undervalued assets may expose us to numerous risks.

We have entered into a covered affiliate agreement, pursuant to which we (and certain of our subsidiaries) have agreed, in general, to be bound by certain restrictions on our investments in any assets that the General Partners deem suitable for the Private Funds, other than government and agency bonds, cash equivalents and investments in non-public companies. We and our subsidiaries will not be restricted from making investments in the securities of certain companies in which Mr. Icahn or companies he controlled had an interest in as of the date of the initial launch of the Private Funds, and companies in which we had an interest as of the date of acquisition on August 8, 2007. We and our subsidiaries, either alone or acting together with a group, will not be restricted from (i) acquiring all or any portion of the assets of any public company in connection with a negotiated transaction or series of related negotiated transactions or (ii) engaging in a negotiated merger transaction with a public company and, pursuant thereto, conducting and completing a tender offer for securities of the company.

Our investments may be subject to significant uncertainties.

Our investments may not be successful for many reasons, including, but not limited to:

•	fluctuation of interest rates;
•	lack of control in minority investments;
•	worsening of general economic and market conditions;
•	lack of diversification;
•	fluctuation of U.S. dollar exchange rates; and
•	adverse legal and regulatory developments that may affect particular businesses.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the depositary units under this prospectus. We will not receive any proceeds from these sales.

DILUTION

None of the depositary units offered and sold pursuant to this prospectus are being sold by us. Therefore, there will be no dilution in the net tangible book value per depositary units as a result of the sale of the depositary units offered and sold pursuant to this prospectus.

DESCRIPTION OF DEPOSITARY UNITS

The following description of our depositary units does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, and to provisions of our partnership agreement, dated as of May 12, 1987, as amended, or our partnership agreement, and the depositary agreement, as amended, or the depositary agreement, entered into among us, the Registrar and Transfer Company, as depositary, or the depositary, and the unitholders.

General

The depositary units represent limited partner interests in Icahn Enterprises. The percentage interest in Icahn Enterprises represented by a depositary unit is equal to the ratio it bears at the time of such determination to the total number of depositary units in Icahn Enterprises (including any undeposited depositary units) outstanding, multiplied by 99%, which is the aggregate percentage interest in Icahn Enterprises of all holders of depositary units. Subject to the rights and preferences of preferred units, each depositary unit evidences entitlement to a portion of Icahn Enterprises’ distributions and an allocation of Icahn Enterprises’ net income and net loss, as determined in accordance with our partnership agreement. We are authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of holders of depositary units, or unitholders. There is no limit to the number of depositary units or additional classes of units, including preferred units, which may be issued. The board of directors of our general partner has the power, without any further action by the unitholders, to issue units with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units. The depositary units have no preemptive rights.

Transfer of Depositary Units

Until a depositary unit has been transferred on the books of the depositary, we and the depositary will treat the record holder of the unit as the absolute owner for all purposes. A transfer of depositary units will not be recognized by the depositary or us unless and until the transferee of the depositary units, or a subsequent transferee, executes and delivers a transfer application to the depositary. Transfer applications appear on the back of each depositary receipt and also will be furnished at no charge by the depositary upon receipt of a request for it. By executing and delivering a transfer application to the depositary, a subsequent transferee automatically requests admission as a substituted unitholder in the partnership, agrees to be bound by the terms and conditions of our partnership agreement and grants a power of attorney to our general partner.

On a monthly basis, the depositary will, on behalf of subsequent transferees who have submitted transfer applications, request the general partner to admit such subsequent transferees as substituted limited partners of Icahn Enterprises. If our general partner consents to such substitution, a subsequent transferee will be admitted to the partnership as a substituted limited partner upon the recordation of such subsequent transferee’s name in our books and records. Upon admission, which is in the sole discretion of our general partner, he will be entitled to all of the rights of a limited partner under the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and pursuant to our partnership agreement.

A subsequent transferee will, after submitting a transfer application to the depositary but before being admitted to Icahn Enterprises as a substituted unitholder of record, have the rights of an assignee under the Delaware Act and our partnership agreement, including the right to receive its pro rata share of distributions. A subsequent transferee who does not execute and deliver a transfer application to the depositary will not be recognized as the record holder of depositary units and will only have the right to transfer or assign its depositary units to a purchaser or other transferee. Therefore, such subsequent transferee will neither receive distributions from the partnership nor be entitled to vote on partnership matters or any other rights to which record holders of depositary units are entitled under the Delaware Act or pursuant to our partnership agreement. Distributions made in respect of the depositary units held by such subsequent transferees will continue to be paid to the transferor of such depositary units.

A subsequent transferee will be deemed to be a party to the depositary agreement and to be bound by its terms and conditions whether or not such subsequent transferee executes and delivers a transfer application to the depositary. A transferor will have no duty to ensure the execution of a transfer application by a subsequent transferee and will have no liability or responsibility if such subsequent transferee neglects or chooses not to execute and deliver the transfer application to the depositary. Whenever depositary units are transferred, the transfer application requires that a subsequent transferee answer a series of questions. The required information is designed to provide us with the information necessary to prepare our tax information return.

Withdrawal of Depositary Units from Deposit

A unitholder may withdraw from the depositary the depositary units represented by its depositary receipts upon written request and surrender of the depositary receipts evidencing the depositary units in exchange for a certificate issued by us evidencing the same number of depositary units. A subsequent transferee is required to become a unitholder of record before being entitled to withdraw depositary units from the depositary. Depositary units which have been withdrawn from the depositary, and therefore are not evidenced by depositary receipts, are not transferable except upon death, by operation of law, by transfer to us or redeposit with the depositary. A holder of depositary units withdrawn from deposit will continue to receive its respective share of distributions and allocations of net income and losses pursuant to our partnership agreement. In order to transfer depositary units withdrawn from the depositary other than upon death, by operation of law or to the partnership, a unitholder must redeposit the certificate evidencing such withdrawn depositary units with the depositary and request issuance of depositary receipts representing such depositary units, which depositary receipts then may be transferred. Any redeposit of such withdrawn depositary units with the depositary requires 60 days’ advance written notice and payment to the depositary of a redeposit fee initially $5.00 per 100 depositary units or portion thereof, and will be subject to the satisfaction of certain other procedural requirements under the depositary agreement.

Replacement of Lost Depositary Receipts and Certificates

A unitholder or subsequent transferee who loses or has its certificate for depositary units or depositary receipts stolen or destroyed may obtain a replacement certificate or depositary receipt by furnishing an indemnity bond and by satisfying certain other procedural requirements under the depositary agreement.

Amendment of Depositary Agreement

Subject to the restrictions described below, any provision of the depositary agreement, including the form of depositary receipt, may, at any time and from time to time, be amended by the mutual agreement of us and the depositary in any respect deemed necessary or appropriate by them, without the approval of the holders of depositary units. No amendment to the depositary agreement, however, may impair the right of a holder of depositary units to surrender a depositary receipt and to withdraw any or all of the deposited depositary units evidenced by a depositary receipt or to redeposit depositary units pursuant to the depositary agreement and receive a depositary receipt evidencing redeposited depositary units.

The depositary will furnish notice to each record holder of a depositary unit, and to each securities exchange on which depositary units are listed for trading, of any material amendment made to the depositary agreement. Each record holder of a depositary unit at the time any amendment of the depositary agreement becomes effective will be deemed, by continuing to hold the depositary unit, to consent and agree to the amendment and to be bound by the depositary agreement, as so amended.

The depositary will give notice of the imposition of any fee or charge, other than fees and charges provided for in the depositary agreement, or change to the fees and charges, upon record holders of depositary units to any securities exchange on which the depositary units are listed for trading and to all record holders of depositary units. The imposition of any fee or charge, or change to them, will not be effective until the expiration of 30 days after the date of such notice, unless it becomes effective in the form of an amendment to the depositary agreement effected by us and the depositary.

Termination of Depositary Agreement

We may not terminate the depositary agreement unless the termination (1) is in connection with us entering into a similar agreement with a new depositary selected by the general partner, (2) is as a result of our receipt of an opinion of counsel to the effect that the termination is necessary for us to avoid being treated as an “association” taxable as a corporation for federal income tax purposes or to avoid being in violation of any applicable federal or state securities laws or (3) is in connection with our dissolution.

The depositary will terminate the depositary agreement, when directed to do so by us, by mailing notice of termination to the record holders of depositary units then outstanding at least 60 days before the date fixed for the termination in such notice. Termination will be effective on the date fixed in such notice, which date must be at least 60 days after it is mailed. Upon termination of the depositary agreement, the depositary will discontinue the transfer of depositary units, suspend the distribution of reports, notices and disbursements and cease to perform any other acts under the depositary agreement, except in the event the depositary agreement is not being terminated in connection with us entering into a similar agreement with a new depositary, the depositary will assist in the facilitation of the withdrawal of depositary units by holders who desire to surrender their depositary receipts.

Resignation or Removal of Depositary

The depositary may resign as depositary and may be removed by us at any time upon 60 days’ written notice. The resignation or removal of the depositary becomes effective upon the appointment of a successor depositary by us and written acceptance by the successor depositary of its appointment. In the event a successor depositary is not appointed within 75 days of notification of such resignation or removal, the general partner will act as depositary until a successor depositary is appointed. Any corporation into or with which the depositary may be merged or consolidated will be the successor depositary without the execution or filing of any document or any further act.

OUR PARTNERSHIP AGREEMENT
AND CERTAIN PROVISIONS OF DELAWARE LAW

The rights of a limited partner of the partnership are set forth in our partnership agreement and the Delaware Act. The following is a summary of certain provisions of our partnership agreement and the agreement of limited partnership of IEH, or the IEH partnership agreement, which is similar to our partnership agreement in all material respects (except for the preferred units). The following summary discusses certain provisions which relate to both, and is qualified in its entirety by reference to both our partnership agreement and the IEH partnership agreement. A reference to the “partnership agreement” in this prospectus refers to both of our partnership agreement and the IEH partnership agreement, unless otherwise indicated.

Removal of the General Partner

Subject to certain limitations on the exercise by unitholders of voting rights, the general partner may be removed by the written consent or affirmative vote of holders of depositary units owning more than 75% of the total number of all outstanding depositary units, voting as a class, then held by unitholders, including the general partner and its affiliates to the extent that they are holders of depositary units. Upon the removal of the general partner by holders of depositary units, the holders of depositary units will be obligated to elect a successor general partner and to continue the business of the partnership. At the election of the general partner, a successor general partner will be required, at the effective date of its admission as a general partner, to purchase IEGP’s 1% general partner interest directly from IEGP for a price equal to its “fair market value,” as described below.

If IEGP does not elect to sell its interest, the successor general partner will be required to contribute to the capital of Icahn Enterprises cash in an amount equal to 1/99th of the product of the number of depositary units outstanding immediately prior to the effective date of such successor general partner’s admission (but after giving effect to the conversion of IEGP’s general partner interest into depositary units described below) and the average price at which the depositary units had been trading over the 20-day period immediately preceding the successor general partner’s admission. Thereafter, the successor general partner will be entitled to one percent (1%) of all partnership allocations and distributions.

If IEGP chooses not to sell its 1% general partner interest directly to a successor general partner, IEGP’s general partner interest in Icahn Enterprises will be converted into depositary units, with the number of depositary units to be received to be based upon the “fair market value” of its general partner interest at the time of its removal and the average price at which the depositary units had been trading over the 20-day period preceding the effective date of IEGP’s departure. In this regard, the “fair market value” of the departing general partner’s interest is the amount that would be distributable to IEGP on account of the interest if Icahn Enterprises were to dispose of all of its assets in an orderly liquidation, commencing on the effective date of its removal at a price equal to the fair market value of those assets (discounted at the rate then payable on one-year U.S. Treasury obligations to the effective date of such removal to reflect the time reasonably anticipated to be necessary to consummate the sales), as agreed upon between IEGP as the departing general partner and its successor, or, in the absence of an agreement, as determined by an independent appraiser.

Upon removal of IEGP from the partnership, IEGP also will be removed as general partner of IEH and its general partner interest in IEH will either be purchased by the successor general partner or converted into depositary units (in which case the successor shall also contribute to the capital of IEH) in the same manner as provided above with respect to the partnership.

The partnership agreement provides that, upon the departure of IEGP and the conversion of its general partner interest in Icahn Enterprises to depositary units, Icahn Enterprises will, at the request of the departing general partner, file with the SEC up to three registration statements under the Securities Act registering the offering and sale of all or a portion of the depositary units owned by Icahn Enterprises, including those depositary units received upon conversion of its general partner interest in Icahn Enterprises and IEH. The cost of the first registrations will be borne by Icahn Enterprises and the cost of any other such registration will be borne by IEGP.

Withdrawal of the General Partner

The general partner may withdraw, but only if:

(1)	the withdrawal is with the consent of a majority interest;
(2)	IEGP, with the consent of a majority interest, transfers all of its interest as general partner in the partnership;
(3)	the transferee consents to be bound by the partnership agreement and the transferee has the necessary legal authority to act as successor general partner of the partnership; and
(4)	Icahn Enterprises receives an opinion of counsel to the effect that a vote by the unitholders and the admission of a new general partner is in conformity with local law, will not cause the loss of limited liability to the unitholders and will not cause Icahn Enterprises to be treated as an “association” taxable as a corporation for federal income tax purposes.

Notwithstanding the foregoing, IEGP may, without the consent of the unitholders (to the extent permitted by law), transfer its interest as general partner in Icahn Enterprises to any person or entity that has, by merger, consolidation or otherwise, acquired all or substantially all of the assets or stock of IEGP and continued its business, provided that such person or entity has a net worth no less than that of IEGP and has accepted and agreed to be bound by the terms and conditions of the partnership agreement. The general partner also may mortgage, pledge, hypothecate or grant a security interest in its interest as general partner in Icahn Enterprises without the consent of unitholders.

Distributions

The general partner has the power and authority to retain or use partnership assets or revenues as, in the sole and absolute discretion of the general partner, may be required to satisfy the anticipated present and future cash needs of the partnership, whether for operations, expansion, improvements, acquisitions or otherwise.

Subject to Section 17-607 of the Delaware Act and to the provision with respect to distributions upon liquidation or dissolution of the partnership, the general partner, in its sole and absolute discretion, may make such distribution from partnership assets or otherwise as it deems appropriate in its sole discretion, quarterly, annually or at any other time. Any distributions will be distributed to the general partner and the record holders in accordance with their respective percentage interests.

Distribution of proceeds on liquidation or dissolution of the partnership will be made: first, to the payment of any debts and liabilities of the partnership which are then due and payable; next, to the establishment of such reserves as the general partner deems reasonably necessary to provide for any future, contingent or unforeseen liabilities or obligations of the partnership; and next, pro rata in accordance with and to the extent of the positive balances in the general partner’s and record holders’ respective capital accounts.

Allocations of Income and Loss

Our partnership agreement provides, in general, that, after allocation to the holders of preferred units of an amount of income or gain equal to the 5% accrued distribution rate for the year, all items of income, gain, loss and deduction are allocated to IEGP and to the holders of depositary units in accordance with their respective percentage ownership in the partnership. Items allocated to the holders of depositary units are further allocated among them pro rata in accordance with the respective number of depositary units owned by each of them. The partnership’s income gain, and loss and deduction, for federal income tax purposes, will be computed on an annual basis and apportioned equally among the calendar months among the general partner and record holders of depositary units in accordance with their percentage interests as of the close of business on the last day of the month in which taxable income or losses are apportioned. The partnership’s gains and losses from capital transactions generally will be allocated among the general partner and record holders of depositary units in proportion to their percentage interests as of the close of business on the last day of the month in which such gains and losses occurred. However, if gain from a capital transaction is recognized by the partnership over more than one calendar year, gain recognized by the partnership in years subsequent to the year in which the capital transaction occurred shall be allocated in the same manner as income of the partnership allocated.

Nevada Gaming Law Dispositions

If any Nevada gaming authority requires that a limited partner be licensed, qualified or found suitable under any applicable Nevada gaming law and the limited partner

•	fails to apply for a license, qualification or a finding of suitability within 30 days, or such shorter period as may be required by the applicable Nevada gaming authority after being requested to do so by the Nevada gaming authority, or
•	is denied such license or qualification or not found suitable,

then the general partner will have the right, exercisable in its sole and absolute discretion,

•	to require the limited partner to dispose of its partnership interest within 30 days, or such earlier date as may be required by the applicable Nevada gaming authority, of the occurrence of the event described above, or
•	to redeem the partnership interest of the limited partner, on behalf of and for the account of the partnership, at a redemption price equal to lowest of
•	the market price for the partnership interest on the filing date, as defined, which, in the case of a depositary unit, will be the unit price;
•	the price at which such limited partner acquired the partnership interest; and
•	such other lesser amount as may be required by any Nevada gaming authority.

Immediately upon a determination by a Nevada gaming authority that a limited partner will not be licensed, qualified or found suitable and must dispose of its partnership interest, the limited partner will, to the extent required by applicable Nevada gaming laws, have no further right to exercise, directly or indirectly, any rights to which limited partners or record holders are entitled under the Delaware Act or partnership agreement or to receive any distributions made by the partnership, except the redemption price.

Amendment of the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or by holders of depositary units owning at least 10% of the total number of depositary units outstanding then owned by all unitholders. Any proposed amendment (other than those described below) must be approved by the general partner in writing and, subject to limitations on the exercise by unitholders of voting rights, by at least a majority interest in order to be adopted. Unless approved by IEGP in writing and, subject to limitations on the exercise by unitholders of voting rights, by all of the holders of depositary units, no amendment may be made to the partnership agreement if the amendment, in the opinion of counsel would result in the loss of the limited liability of unitholders or Icahn Enterprises as the sole limited partner of IEH or would cause Icahn Enterprises or IEH to be treated as an association taxable as a corporation for federal income tax purposes. In addition, no amendment to the partnership agreement may be made which would:

•	enlarge the obligations of the general partner or any unitholder or convert the interest of any unitholder into the interest of a general partner;
•	modify the expense reimbursement payable to the general partner and its affiliates pursuant to the partnership agreement or the fees and compensation payable to the general partner and its affiliates pursuant to the IEH partnership agreement;
•	modify the order and method for allocations of net income and net loss or distributions of net cash flow from operations without the consent of the general partner or the unitholders adversely affected; or
•	amend sections of the partnership agreement concerning amendments of the agreement without the consent of unitholders owning more than 95% of the total number of depositary units outstanding then held by all unitholders.

Notwithstanding the foregoing, the general partner may make amendments to the partnership agreement without the consent of the unitholders, if such amendments are necessary or appropriate:

•	to reflect a change in the name or location of the principal office of the partnership;
•	to reflect the admission, substitution, termination, or withdrawal of unitholders in accordance with the partnership agreement;
•	to qualify Icahn Enterprises as a limited partnership or to ensure that Icahn Enterprises will not be treated as an association taxable as a corporation for federal income tax purposes;
•	in connection with or as a result of the general partner’s determination that Icahn Enterprises does not or no longer will qualify as a partnership for federal income tax purposes, including, without limitation, an amendment reflecting the reorganization of Icahn Enterprises into a qualified “real estate investment trust”;
•	to reflect a change that is of an inconsequential nature and does not adversely affect the unitholders in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;
•	to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;
•	to facilitate the trading of the depositary units or comply with any requirement or guideline of any securities exchange on which the depositary units are or will be listed for trading;
•	to make any change required or contemplated by the partnership agreement;
•	to amend any provisions requiring any action by the general partner if applicable provisions of the Delaware Act related to Icahn Enterprises or IEH are amended or changed so that such action is no longer necessary; or
•	to authorize Icahn Enterprises to issue units (or other securities) in one or more additional classes, or one or more series of classes, with any designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units, as shall be fixed by the general partner.

Issuance of Additional Securities

The partnership is authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of unitholders. There is no limit to the number of depositary units or additional classes that may be issued. The board of directors of the general partner has the power, without any further action by the unitholders, to issue securities with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units.

Meetings; Voting Rights of Unitholders

Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the holders of depositary units or without a meeting if consents in writing setting forth the action so taken are signed by holders of depositary units owning not less than the minimum number of depositary units or preferred units that would be necessary to authorize or take such action at a meeting. Meetings of the holders of depositary units may be called by the general partner or by unitholders owning at least 10% of the total depositary units outstanding then owned by all such unitholders. Holders of depositary units may vote either in person or by proxy at meetings.

Matters submitted to the unitholders for their consent will be determined by the affirmative vote, in person or by proxy, of a majority interest, except that a higher vote will be required for certain amendments described above, the removal of the general partner and the continuation of Icahn Enterprises after certain events that would otherwise cause dissolution.

Each unitholder will have one vote for each depositary unit as to which the unitholder has been admitted as a unitholder. A subsequent transferee of depositary units who has not been admitted as a unitholder of record with respect to the depositary units will have no voting rights with respect to the depositary units, even if such subsequent transferee holds other depositary units as to which it has been admitted as a unitholder. The voting rights of a unitholder who transfers a depositary unit will terminate with respect to that depositary unit upon its transfer, whether or not the subsequent transferee is admitted as a unitholder of record with respect thereto. The partnership agreement does not provide for annual meetings of the unitholders.

Restriction on Short-Form Mergers

Neither the general partner nor its affiliates will cause the partnership (in the event that the Delaware Act is amended to permit partnerships to engage in short-form merger transactions), or any successor entity of the partnership, whether in its current form as a limited partnership or as converted to or succeeded by a corporation or other form of business association, to effect a merger or other business combination (in the event that such short-form merger statute applies to other business combinations) of the partnership or such successor, in each case pursuant to Section 253 of the General Corporation Law of Delaware, or any successor statute, or any similar short-form merger statute under the laws of Delaware or any other jurisdiction. This provision does not apply to any other merger or business combination transaction. In addition, no amendment to this provision is permitted without a unanimous vote of the record holders, unless the amendment has been approved by the audit committee, in which event only a majority interest, as defined, is required for approval of the amendment.

Liability of General Partner and Unitholders

The general partner will be liable for all general obligations of the partnership to the extent not paid by the partnership. The general partner will not, however, be liable for the nonrecourse obligations of the partnership. Assuming that a unitholder does not take part in the control of the business of Icahn Enterprises and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the unitholder will, under the Delaware Act, be limited, subject to certain possible exceptions, generally to the amount contributed by the unitholder or the unitholder’s predecessor in interest to the capital of the partnership, plus the unitholder’s share of any undistributed partnership income, profits or property. However, under the Delaware Act, a unitholder who receives a distribution from Icahn Enterprises that is made in violation of the Delaware Act and who knew at the time of the distribution that the distribution was improper, is liable to Icahn Enterprises for the amount of the distribution. Such liability or liability under other applicable Delaware law (such as the law of fraudulent conveyances) ceases after expiration of three years from the date of the applicable distribution.

Under the Delaware Act, a partnership is prohibited from making a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of the partnership, exceed the fair value of the assets of the partnership (except that fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the partnership only to the extent that the fair value of the property exceeds that liability). An assignee of a limited partner who becomes a substituted limited partner does not, under the Delaware Act, become liable for any obligation of the assignor to restore prior distributions.

Books and Reports

The general partner is required to keep complete and accurate books with respect to the partnership’s business at the principal office of the partnership. The books are maintained for financial accounting purposes on the accrual basis, in accordance with generally accepted accounting principles. The fiscal year of Icahn Enterprises is the calendar year.

Unitholders will be entitled to have access to Icahn Enterprises books and certain other records at reasonable times upon reasonable notice to the general partner, subject to certain limitations including those intended to protect confidential business information.

The general partner will furnish to each unitholder, within 120 days after the close of each fiscal year, reports containing certain financial statements of Icahn Enterprises for the fiscal year, including a balance sheet and statements of income, unitholders’ equity and changes in financial position, which will be audited by a nationally recognized firm of independent certified public accountants. Within 90 days after the close of each taxable year, Icahn Enterprises will use its best efforts to furnish to each unitholder as of the last day of any month during such taxable year such information as may be required by the unitholders for the preparation of their individual federal, state and local tax returns. This information will be furnished in summary form so that certain complex calculations normally required can be avoided. The partnership’s ability to furnish such summary information may depend on the cooperation of unitholders in supplying certain information to the partnership.

Power of Attorney

Pursuant to the Icahn Enterprises partnership agreement, each unitholder of record appoints IEGP and each of IEGP’s authorized officers as the unitholder’s or substituted unitholder’s attorney-in-fact:

•	to enter into the depositary agreement and deposit the depositary units of the unitholder or substituted unitholder in the deposit account established by the depositary and admit the holders of depositary units and preferred units as limited partners in Icahn Enterprises, and
•	to make, execute, file and/or record
•	instruments with respect to any amendment of the partnership agreement;
•	conveyances and other instruments and documents with respect to the dissolution, termination and liquidation of Icahn Enterprises pursuant to the terms of the partnership agreement;
•	financing statements or other documents necessary to grant or perfect a security interest, mortgage, pledge or lien on all or any of the assets of the partnership;
•	instruments or papers required to continue the business of Icahn Enterprises pursuant to the partnership agreement;
•	instruments relating to the admission of substituted limited partners in the partnership; and
•	all other instruments deemed necessary or appropriate to carry out the provisions of the partnership agreement.

The power of attorney is irrevocable, will survive the subsequent death, incompetency, dissolution, disability, incapacity, bankruptcy or termination of the granting unitholder, and will extend to such unitholder’s heirs, successors and assigns.

Death, Bankruptcy or Incompetency of a Unitholder

The death, bankruptcy or adjudication of incompetency of a unitholder will not dissolve the partnership. In such event, the legal representatives of the unitholder will have all the rights of a unitholder for the purpose of settling or managing the estate and such power as the deceased, bankruptcy or incompetent unitholder possessed to assess, sell or transfer any part of his interest. The transfer of depositary units and preferred units by the legal representative to any person or entity is subject to all of the restrictions to which such transfer would have been subject if it had been made by the deceased, bankrupt or incompetent unitholder.

Termination, Dissolution and Liquidation

The partnership will continue until December 31, 2085, unless sooner dissolved or terminated and its assets liquidated upon the occurrence of the earliest of:

•	the withdrawal, removal or bankruptcy of the general partner (subject to the right of the unitholders to reconstitute and continue the business of Icahn Enterprises by written agreement of a majority interest and designation by them of a successor general partner within 90 days);
•	the written consent or affirmative vote of a majority interest, with the approval of the general partner, to dissolve and terminate the partnership;
•	the sale or other disposition of all or substantially all of the assets of the partnership;
•	the partnership’s insolvency or bankruptcy; or
•	any other event causing or requiring dissolution under the Delaware Act.

The unitholders’ right to continue Icahn Enterprises described above is subject to the receipt of an opinion of counsel to the effect that the continuation and the selection of a successor general partner will not result in the loss of limited liability of the unitholders and will not cause Icahn Enterprises to be treated as an association taxable as a corporation for federal income tax purposes. Upon dissolution, the general partner or other entity or person authorized to wind up the affairs of Icahn Enterprises will proceed to liquidate the assets of Icahn Enterprises and apply the proceeds of liquidation in the order of priority set forth in the partnership agreement.

SELLING SECURITYHOLDERS

The 4,525,058 depositary units being offered for resale by the selling securityholders are issuable upon conversion of the convertible notes. We are registering the depositary units in order to permit the selling securityholders to offer the depositary units for resale from time to time. Except for the ownership of the convertible notes issued pursuant to the Indenture, neither the selling securityholders nor their affiliates have entered into any prior securities transactions with the company.

The table below lists the selling securityholders and other information regarding the beneficial ownership of the depositary units by each of the selling securityholders. The second column lists the number of depositary units beneficially owned by each selling securityholder, based on its ownership of the convertible notes, as of November 30, 2007, assuming conversion of all convertible notes held by the selling securityholders on that date, without regard to any limitations on conversions. The third column lists the depositary units being offered by this prospectus by each selling securityholder.

In accordance with the terms of the registration rights agreement, this prospectus generally covers the resale of the depositary units issued or issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted, the number of depositary units that will actually be issued may be more or less than the number of depositary units being offered by this prospectus. The fourth column assumes the sale of all of the depositary units offered by the selling securityholders pursuant to this prospectus.

The selling securityholders may sell all, some or none of their depositary units in this offering. See “Plan of Distribution.”

Name of Selling Securityholder(1)	Number of Depositary Units Owned Prior to Offering	Maximum Number of Depositary Units to Be Sold Pursuant to This Prospectus	Number of Depositary Units Owned After Offering
Portside Growth & Opportunity Fund(2)	653,464	653,464	0
RCG Enterprise, Ltd(2)	37,339	37,339	0
RCG PB, Ltd.(2)	81,451	81,451	0
Bank Austria Special Situation(2)	52,279	52,279	0
RCG Baldwin, L.P.(2)	23,407	23,407	0
RCG Latitude Master Fund, Ltd.(2)	122,177	122,177	0
Highbridge International LLC(3)(4)	937,064	937,064	0
Highbridge Convertible Arbitrage Master Fund, L.P.(4)(5)	62,220	62,220	0
Linden Capital LP(6)	211,169	211,169	0
Lyxor/Context Fund Ltd.(7)	6,938	6,938	0
AHFP Context(7)	2,187	2,187	0
Finch Tactical Plus Class B(7)	1,282	1,282	0
Worldwide Transactions Limited(7)	1,735	1,735	0
Altma Fund SICAV Plc in Repsect of the Grafton Sub Fund(7)	8,296	8,296	0
CASAM Context Offshore Advantage Fund Limited(7)	3,922	3,922	0
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series(7)	1,282	1,282	0
Context Advantage Master Fund, L.P.(7)	30,921	30,921	0
Altma Fund SICAV Plc in respect of Trinity Sub-Fund(8)	13,477	13,477	0
AM Master Fund I, L.P.(8)	52,770	52,770	0
Lyxor/AM Investment Fund Ltd.(8)	3,892	3,892	0
AM International E Mac 63 Ltd.(8)	27,905	27,905	0
Lehman Brothers Inc.(9)	150,835	150,835	0

Name of Selling Securityholder(1)	Number of Depositary Units Owned Prior to Offering	Maximum Number of Depositary Units to Be Sold Pursuant to This Prospectus	Number of Depositary Units Owned After Offering
Xavex Convertible Abitrage 10 Fund(10)	23,530	23,530	0
Xavex Convertible Arbitrage 2 Fund(10)	3,545	3,545	0
Argent LowLev Convertible Arbitrage Fund II, LLC(10)	453	453	0
Argent Classic Convertible Arbitrage Fund, L.P.(10)	36,200	36,200	0
Argent Classic Convertible Arbitrage Fund II, L.P.(10)	8,598	8,598	0
Lyxor Master Fund(10)	6,184	6,184	0
Partners Group Alternative Strategies PCC Ltd.(10)	18,854	18,854	0
HFR CA Global Select Master Trust Account(10)	11,844	11,844	0
Class C Trading Company, Ltd.(10)	18,779	18,779	0
Argent Classic Convertible Arbitrage Fund Ltd.(10)	21,580	21,580	0
Argent Multi-Strategy Fund Ltd. Classic(10)	5,505	5,505	0
Argentum MultiStrategy Fund 1 LP Classic(10)	1,508	1,508	0
Argent LowLev Convertible Arbitrage Fund Ltd.(10)	30,846	30,846	0
CNH CA Master Account, L.P.(11)	22,625	22,625	0
DBAG London(12)	88,616	88,616	0
Credit Suisse Securities Europe Ltd.(13)	94,272	94,272	0
PBGC Maintenance(14)	1,855	1,855	0
Commerical Union Life Fund(15)	16,592	16,592	0
CGNU Life Fund(15)	7,542	7,542	0
Norwich Union Life and Pensions(15)	6,788	6,788	0
Privilege Portfolio SICAV(15)	44,496	44,496	0
Elite Classic Convertible Arbitrage Ltd.(16)	12,821	12,821	0
AQR Absolute Return Master Account, L.P.(17)	71,647	71,647	0

(1)	The selling securityholders (and the depositary units beneficially respectively owned by each of them) listed in the table above are derived from information provided to the company by such selling securityholders in an applicable Notice and Questionnaire prior to the filing of the registration statement, of which this prospectus forms a part. In accordance with the terms of the registration rights agreement, we are obligated to disclose in the registration statement only those selling securityholders who have provided the company with a properly completed questionnaire.
(2)	Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are persons with sole or shared voting or dispositive powers.
(3)	Highbridge Capital Management, LLC, or Highbridge Capital, is the trading manager of Highbridge and has voting control and investment discretion over the securities held by Highbridge. Glenn Dubin and Henry Swieca control Highbridge Capital and have voting control and investment discretion over the securities held by Highbridge. Each of Highbridge Capital, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge.
(4)	Glen Dubin and Henry Swieca are persons with shared voting or dispositive powers.
(5)	Highbridge Capital is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P., or Highbridge Master Fund, and has voting control and investment discretion over the securities held by Highbridge Master Fund. Glenn Dubin and Henry Swieca control Highbridge Capital and have voting control and investment discretion over the securities held by Highbridge Master Fund. Each of Highbridge Capital, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Master Fund.
(6)	Siu Min Wong is the person with sole voting or dispositive powers.
(7)	Michael S. Rosen and William D. Fertig are persons with shared voting or dispositive powers.
(8)	Mark Friedman is the person with sole voting or dispositive powers.

(9)	Bruce Spolansky is the person with sole voting or dispositive powers.
(10)	Nathaniel Brown and Robert Richardson are persons with shared voting or dispositive powers.
(11)	Robert Krail, Mark Mitchell and Todd Pulvino are persons with shared voting or dispositive powers.
(12)	John Arnone is the person with sole voting or dispositive powers.
(13)	Gerry Murtough is the person with sole voting or dispositive powers.
(14)	Chris Dialynas is the person with sole voting or dispositive powers.

(15)	David Clott is the person with sole voting or dispositive powers.
(16)	Nathaniel Brown and Robert Richardson are persons with shared voting or dispositive powers.
(17)	Clifford Asness, Robert Krail, John Liew, David Kabiller, Jacques Friedman, Oktay Kurbanov, Ronen Israel, and Lars Nielsen are persons with shared voting or dispositive powers.

Prior to the convertible note offering, 6,201,449 depositary units have been held by persons other than the selling securityholders and their affiliates and affiliates of Icahn Enterprises. Other than the 4,525,058 depositary units to be registered for resale in the registration statement of which this prospectus forms a part, no depositary units have been registered for resale by either the selling securityholders or their affiliates.

Based on the information received from the selling securityholders, the following selling securityholders have, or may have, an existing short position with Icahn Enterprises. Although we have no reason to believe that any of this information is inaccurate, this information has been provided to us by the selling securityholders and we have no independent knowledge of such information.

Name of Selling Securityholder	Date of Short Position	Date of Short Position in Relation to Date of Announcement of Convertible Note Transaction	Person(s) with Sole or Shared Voting or Dispositive Powers
Bank Austria Special Situation(1)	See footnote(1).	See footnote(1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
CNH CA Master Account, L.P.	5/03/07	After the announcement of the convertible note transaction and before the filing of the registration statement	Robert Krail Mark Mitchell Todd Pulvino
Linden Capital LP	6/5/07 6/12/07 6/25/07	All short sales were entered into after the announcement of the convertible note transactions. Some sales were entered into prior to or after the registration statement was filed.	Siu Min Wong
RCG Enterprise, Ltd. (1)	See footnote(1).	See footnote(1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG Baldwin, L.P.(1)	See footnote(1).	See footnote(1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG Latitude Master Fund, Ltd.(1)	See footnote(1).	See footnote(1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon

Name of Selling Securityholder	Date of Short Position	Date of Short Position in Relation to Date of Announcement of Convertible Note Transaction	Person(s) with Sole or Shared Voting or Dispositive Powers
RCG PB, Ltd.(1)	See footnote(1).	See footnote(1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon

(1)	In the ordinary course of its business in trading securities positions, the selling securityholder may enter into short sales. However, no such short sales were entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the selling securityholder and the selling securityholder is aware of and adheres to the position of the Staff of the SEC set forth in Item A.65 of the SEC Telephone Interpretations Manual.

PLAN OF DISTRIBUTION

We are registering the depositary units issuable upon conversion of the convertible notes to permit the resale of these depositary units by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the depositary units. We will bear all fees and expenses incident to our obligation to register the depositary units.

The selling securityholders may sell all or a portion of the depositary units beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the depositary units are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The depositary units may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions and any of the following:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the units as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144;
•	in transactions in which broker-dealers agree with the selling securityholders to sell a specified number of such units at a stipulated price per unit;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling depositary units to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the depositary units for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the depositary units or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the depositary units in the course of hedging in positions they assume. The selling securityholders may also sell depositary units short and deliver depositary units covered by this prospectus to close out short positions and to return borrowed units in connection with such short sales. The selling securityholders may also loan or pledge depositary units to broker-dealers that in turn may sell such units.

The selling securityholders may pledge or grant a security interest in some or all of the depositary units owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the depositary units from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the depositary units in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the depositary units may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the depositary units is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of depositary units being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the depositary units may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the depositary units may not be sold unless such units have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the depositary units registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the depositary units by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the depositary units to engage in market-making activities with respect to the depositary units. All of the foregoing may affect the marketability of the depositary units and the ability of any person or entity to engage in market-making activities with respect to the depositary units.

We will pay all expenses of the registration of the depositary units pursuant to the registration rights agreement, estimated to be $283,192 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the depositary units will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Proskauer Rose LLP will provide us with an opinion as to certain legal matters in connection with the depositary units we are offering, including the validity of the depositary units being offered hereby.

EXPERTS

The consolidated financial statements of Icahn Enterprises L.P. and Subsidiaries ( “Icahn Enterprises”) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and management’s assessment of effectiveness of internal control over financial reporting as of December 31, 2006 which were filed on Form 10-K on March 6, 2007 and incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The audit report covering the December 31, 2006 consolidated financial statements refers to the change in accounting for Icahn Enterprises’ investment in ImClone Systems Incorporated and Subsidiary from an available for sale security to the equity method.

The consolidated financial statements and the supplemental consolidated financial statements of Icahn Enterprises L.P. and Subsidiaries (“Icahn Enterprises”) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 which were filed on Forms 8-K on December 5, 2007, and incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The audit reports covering the December 31, 2006 consolidated and supplemental consolidated financial statements refer to the change in accounting for Icahn Enterprises’ investment in ImClone Systems Incorporated and Subsidiary from an available for sale security to the equity method, the adjustment to reflect the acquisition of entities under common control accounted for in a manner similar to a pooling-of-interests, the change in method of allocating Icahn Enterprises’ gains and losses upon disposition to third parties of entities under common control and the reclassifications of assets held for sale or sold through the nine months ended September 30, 2007 to discontinued operations.

The balance sheet of Icahn Enterprises G.P. Inc., as of December 31, 2006, included in this prospectus has been audited by Grant Thornton LLP, independent registered public accountants, as stated in its report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The combined financial statements of the Icahn Investment Management Entities as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which were filed on Form 8-K on October 24, 2007 and incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of PSC Metals, Inc. and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 which were filed on Form 8-K on December 5, 2007 and incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of ImClone Systems Incorporated and subsidiary as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.”

The consolidated financial statements of GB Holdings, Inc. and subsidiaries for the year ended December 31, 2004 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the depositary units offered by this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the SEC at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may obtain copies at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding us. You may access the SEC’s web site at http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act. As a result, we are required to file reports, proxy statements and other information with the SEC. These materials can be copied and inspected at the locations described above. Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N. E., Room 1580, Washington, D.C. 20549, at prescribed rates. Our depositary units are listed on the New York Stock Exchange under the symbol “IEP.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, all filings made pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the Registration Statement and any other future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K containing disclosure furnished under Items 2.02, 7.01 or 8.01 of Form 8-K, unless otherwise indicated therein):

•	Our Annual Report on Form 10-K and Form 10-K/A, Amendment No. 1, for the fiscal year ended December 31, 2006, filed with the SEC on March 6, 2007 and March 16, 2007, respectively (SEC File No. 001-09516);
•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, filed with the SEC on May 10, 2007, August 9, 2007 and November 9, 2007, respectively (SEC File No. 001-09516);
•	Our Current Reports on Form 8-K, filed with the SEC on January 11, 2007, January 19, 2007, February 9, 2007, April 3, 2007, April 4, 2007, April 5, 2007, April 17, 2007, April 24, 2007, April 27, 2007, May 10, 2007, July 9, 2007, July 18, 2007, August 9, 2007, September 20, 2007, October 9, 2007, October 15, 2007, October 24, 2007 and December 5, 2007 (SEC File No. 001-09516); and
•	The description of the depositary units contained in the Registration Statement on Form 8-A, initially filed on May 12, 1987, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153
Attn: Chief Financial Officer
Telephone requests may be directed to (212) 702-4300

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Icahn Enterprises G.P. Inc.

We have audited the accompanying balance sheet of Icahn Enterprises G.P. Inc. as of December 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Icahn Enterprises G.P. Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
June 15, 2007 (except for Note B, as to which the
date is November 30, 2007)

ICAHN ENTERPRISES G.P. INC.

BALANCE SHEET

December 31, 2006
ASSETS
Cash and cash equivalents	$1,204,034
Investment in partnerships (Note B)	52,342,623
$53,546,657
LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued expenses	6,059
Stockholder’s equity:
Common stock – $1 par value, 1,216 shares authorized, 216 shares outstanding	216
Additional paid-in capital	35,507,904
Note receivable from affiliate (Note C)	(9,500,000)
Retained earnings	26,938,478
Accumulated other comprehensive income	594,000
Total stockholder’s equity	53,540,598
Total liabilities and stockholder's equity	$53,546,657

See notes to balance sheet.

ICAHN ENTERPRISES G.P. INC.

NOTES TO BALANCE SHEET
December 31, 2006

Note A — Business and Summary of Significant Accounting Policies

1. Organization

Icahn Enterprises G.P. Inc. (“IEGP” or “the Company”), which was formerly known as American Property Investors, Inc., is the general partner of both Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Holdings L.P. (“IEH”). IEGP has 1% general partnership interest in both Icahn Enterprises and IEH. IEGP is a wholly owned subsidiary of Becton Corporation (“Becton”) which in turn is owned by Carl C. Icahn. Mr. Icahn also owns, indirectly, approximately 90% of the limited partnership interests of Icahn Enterprises, a New York Stock Exchange master limited partnership.

2. Cash and Cash Equivalents

The Company considers all temporary cash investments with maturity at the date of purchase of three months or less to be cash equivalents.

3. Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement to prepare this balance sheet in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

4. Income Taxes

The Company and its parent have elected and the stockholders have consented, under the applicable provisions of the Internal Revenue Code, to report their income for Federal income tax purposes as a Subchapter S Corporation. The stockholders report their respective shares of the net taxable income or loss on their personal tax returns. Accordingly, no liability has been accrued for current or deferred Federal income taxes related to the operations of the Company in the accompanying balance sheet. State and local taxes are de minimus.

5. Investments in Partnerships

The Company evaluates its investments in partially-owned entities in accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46R. If the partially-owned entity is a “variable interest entity,” or a “VIE,” and that the Company is the “primary beneficiary” as defined in FIN 46R, the Company would account for such investment as if it were a consolidated subsidiary.

For a partnership investment which is not a VIE or in which the Company is not the primary beneficiary, the Company follows the accounting set forth in AICPA Statement of Position No. 78-9 — Accounting for Investments in Real Estate Ventures (SOP 78-9). In accordance with this pronouncement, investments in joint ventures are accounted for under the equity method when its ownership interest is less than 50% and it does not exercise direct or indirect control. Factors that are considered in determining whether or not the Company exercises control include important rights of partners in significant business decisions, including dispositions and acquisitions of assets, financing and operating and capital budgets, board and management representation and authority and other contractual rights of the partners. To the extent that the Company is deemed to control these entities, these entities would be consolidated.

The Company has determined that Icahn Enterprises and IEH are not VIEs and therefore it accounts for these investments under the equity method of accounting as the limited partners have important rights as defined in SOP 78-9. This investment was recorded initially at cost and was subsequently adjusted for equity in earnings or losses and cash contributions and distributions as well as other comprehensive income/loss.

On a periodic basis the Company evaluates whether there are any indicators that the value of its investments in partnerships are impaired. An investment is considered to be impaired if the Company’s estimate of

ICAHN ENTERPRISES G.P. INC.

NOTES TO BALANCE SHEET
December 31, 2006

Note A — Business and Summary of Significant Accounting Policies  – (continued)

the value of the investment is less than the carrying amount. The ultimate realization of the Company’s investments in partnerships is dependent on a number of factors including the performance of that entity and market conditions. If the Company determines that a decline in the value of a partnership is other than temporary, then the Company would record an impairment charge.

Note B — Investment in Partnerships

The Company has a 1% general partnership interest in both Icahn Enterprises and IEH. Icahn Enterprises is the 99% limited partner and holding company of IEH which is involved in the following operating businesses: (i) Oil & Gas; (ii) Gaming; (iii) Real Estate and (iv) Home Fashion.

The carrying amount of the investment in partnerships on the Company’s balance sheet is less than the underlying equity in the net assets of the partnerships by $376,748,000. This difference is as a result of adjustments reflected in Icahn Enterprises’ equity to account for certain acquisitions from affiliates of the general partner. The differences between the historical cost of companies acquired and the purchase price paid to the affiliates of the general partner were accounted for as contributions from or distributions to the general partner.

Subsequent Events

On August 8, 2007, Icahn Enterprises acquired the general partnership interests in the general partners of a group of private investment funds managed and controlled by Carl C. Icahn. In addition, Icahn Enterprises acquired the general partnership interests in a newly formed management company. The purchase price was $810 million of depositary units of Icahn Enterprises plus a five-year contingent earn-out payable in additional depositary units based on the achievement of specified net after-tax earnings from the general partners and the management company. In connection with this transaction, the Company contributed approximately $16.4 million to Icahn Enterprises to maintain ownership percentage in Icahn Enterprises in accordance with the partnership agreement.

ICAHN ENTERPRISES G.P. INC.

NOTES TO BALANCE SHEET
December 31, 2006

Note B — Investment in Partnerships  – (continued)

Summarized financial information for Icahn Enterprises and subsidiaries as of December 31, 2006, as included in Form 8-K filed with the SEC on December 5, 2007, is as follows (in thousands of dollars):

December 31, 2006
ASSETS
Investment Management:
Securities owned, at fair value	$2,757,229
Other assets	2,057,927
4,815,156
Holding Company and other operations:
Cash and cash equivalents	1,857,323
Investments	695,052
Assets of discontinued operations held for sale	620,974
Other assets	1,071,398
4,244,747
Total assets	$9,059,903
LIABILITIES AND PARTNERS’ EQUITY
Investment Management Liabilities	$830,059
Holding Company and other operations:
Long-term debt	951,135
Preferred limited partnership units	117,656
Other liabilities	573,079
1,641,870
Total liabilities	2,471,929
Non-controlling interests consolidated entities:
Investment Management	3,628,470
Holding Company and other operations	292,221
3,920,691
Partners’ equity	2,667,283
Total liabilities and partners’ equity	$9,059,903

Note C — Note Receivable

The Company has an unsecured demand note receivable due from Carl C. Icahn, in the amount of $9,500,000. Interest on the note accrues at the rate of 3.75% per annum and is payable on the last day of April and October. Interest has been paid through December 31, 2006.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The SEC registration fee and the estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration fee	$13,192
Accounting fees and expenses	$100,000
Legal fees and expenses	$150,000
Printing expenses	$15,000
Miscellaneous	$5,000
TOTAL	$283,192

Item 15. Indemnification of Directors and Officers

Indemnification Under the Delaware Revised Uniform Limited Partnership Act and the Icahn Enterprises L.P. Amended and Restated Agreement of Limited Partnership

Icahn Enterprises is organized under the laws of Delaware. Section 17-108 of the Delaware Act, provides that a limited partnership may, and shall have the power to, indemnify and hold harmless any partners or other persons from and against any and all claims and demands whatsoever, subject to such standards and restrictions set forth in the partnership agreement.

Section 6.15 of the Icahn Enterprises partnership agreement, dated as of May 12, 1987, as amended, provides that the general partner, its affiliates, and all officers, directors, employees and agents of the general partner and its affiliates (individually, an “Indemnitee”), to the fullest extent permitted by law, will be indemnified and held harmless from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (x) the general partner or an affiliate thereof or (y) a partner, shareholder, director, officer, employee or agent of the general partner or an affiliate thereof or (z) a person serving at the request of the partnership in another entity in a similar capacity, which relate to, arise out of or are incidental to the partnership, its property, business or affairs, including, without limitation, liabilities under the federal and state securities laws, regardless of whether the Indemnitee continues to be a general partner, an affiliate, or an officer, director, employee or agent of the general partner or of an affiliate thereof at the time any such liability or expense is paid or incurred, if (i) the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, the best interests of the partnership, and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful and (ii) the Indemnitee’s conduct did not constitute willful misconduct. Our partnership agreement further provides that an Indemnitee shall not be denied indemnification in whole or in part under Section 6.15 by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the partnership agreement. Any indemnification under Section 6.15 shall be satisfied solely out of the assets of the partnership. The record holders of the depositary units shall not be subject to personal liability by reason of the indemnification provision.

Item 16. Exhibits

(a) Exhibits

See the accompanying Exhibit Index.

Item 17. Undertakings

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the Registration Statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a Registration Statement relating to an offering, other than Registration Statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrants pursuant to the Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(8)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(9)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 26, 2007.

ICAHN ENTERPRISES L.P.

By:	Icahn Enterprises G.P. Inc.
By:	/s/ Keith A. Meister Keith A. Meister Principal Executive Officer and Vice Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Keith A. Meister Keith A. Meister	Principal Executive Officer and Vice Chairman of the Board (Principal Executive Officer)	December 26, 2007
/s/ Andrew R. Skobe Andrew R. Skobe	Chief Financial Officer (Principal Financial Officer) and Chief Accounting Officer (Principal Accounting Officer)	December 26, 2007
/s/ Keith A. Meister Attorney-in-Fact		December 26, 2007
* Jack G. Wasserman	Director
* William A. Leidesdorf	Director
* James L. Nelson	Director
* Vincent J. Intrieri	Director
Carl C. Icahn	Chairman of the Board

*	Executed by Attorney-in-Fact

EXHIBIT INDEX

Item 16. Exhibits

Exhibit No.	Description
4.1	Indenture, dated as of April 5, 2007, by and among Icahn Enterprises L.P. (“Icahn Enterprises”), which was formerly known as American Real Estate Partners, L.P., Icahn Enterprises Finance Corp., which was formerly known as American Real Estate Finance Corp., Icahn Enterprises Holdings L.P., which was formerly known as American Real Estate Holdings Limited Partnership, as guarantor, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 10.43 to Icahn Enterprises’ Form 8-K (SEC File No. 1-9516), filed on April 5, 2007).
4.2	Form of Variable Rate Senior Convertible Notes due 2013 (incorporated by reference to Exhibit 10.44 to Icahn Enterprises’ Form 8-K (SEC File No. 1-9516), filed on April 17, 2007).
4.3	Registration Rights Agreement, dated as of April 4, 2007 (incorporated by reference to Exhibit 10.42 to Icahn Enterprises’ Form 8-K (SEC File No. 1-9516), filed on April 5, 2007).
5.1	Opinion of Proskauer Rose LLP.(2)
23.1	Consent of Grant Thornton LLP.(1)
23.2	Consent of Grant Thornton LLP.(1)
23.3	Consent of Grant Thornton LLP.(1)
23.4	Consent of Grant Thornton LLP.(1)
23.5	Consent of Grant Thornton LLP.(1)
23.6	Consent of Grant Thornton LLP.(1)
23.7	Consent of KPMG LLP.(1)
23.8	Consent of KPMG LLP.(1)
23.9	Consent of KPMG LLP.(1)
23.10	Consent of Proskauer Rose LLP (included in Exhibit 5.1).(2)
24.1	Power of Attorney (included on the signature page to the S-3).

(1)	Filed herewith.
(2)	Previously filed.

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